





Letter to Stockholders

Notice of 2005 Annual Meeting and Proxy Statement

2005 Annual Report on Form 10-K

2005 Annual Report to Stockholders

Dear Fellow Stockholders, Employees, Customers and Friends,

Fiscal 2005 marked a turning point in NetScout's performance. We delivered robust top line growth of 19 percent and significantly improved profitability as our strategy of consolidating the performance management market gained momentum. Building on this success, we launched a record number of new products, further extended our market lead with our unique High Definition Performance Management technology and unfolded our automated analytics strategy, based on our acquisition of Quantiva, Inc.

In the enterprise market several major trends are increasing the demand for our solutions. First, the accelerating deployment of Voice and Video over IP is driving the need for sharper visibility and tighter control to maintain service levels without impacting other business-critical networked applications. Second, the emergence of multi-tier and web services-based applications requires faster and more consistent delivery over an increasingly complex infrastructure. Third, leading enterprise management systems vendors are driving to implement their vision of the adaptive, self-managing information infrastructure, with initiatives such as "On-Demand Computing" and the "Adaptive Enterprise." A common requirement among these trends is the acute, up-to-the-second understanding of all application activities on the network, whether the business services are delivered as expected, or whether there are any exceptions or anomalies, and what their root cause is. Our current *nGenius*® Performance Management products and strategy put NetScout in the best position in the industry to address these growing needs.

In 2005 we made a successful entry into the wireless telecommunications carrier market segment. Wireless carriers are deploying "third generation" networks delivering converged voice, data and video services over IP, requiring the same monitoring and management as large-scale mission-critical enterprise networks. Their adoption of IP-based network technology to provide services is creating new business opportunities for our products.

We continue to set ambitious goals for NetScout, building on our past accomplishments. From the foundation of our new High Definition Performance Management technology, which allows unprecedented detail in application traffic visibility on an enterprise scale, we are further expanding our capabilities with Quantiva's automated analytics, helping users avoid or rapidly recover from business service disruptions. These new capabilities will allow us to expand our footprint in enterprise IT by serving new groups of users and also support our stepped-up efforts to build strategic partnerships with leading enterprise management systems vendors. In addition, we continue to expand our sales presence to take advantage of emerging markets in Asia and robust vertical market opportunities in government and telecommunications. With these initiatives, a strong strategic direction and favorable market trends, we expect to continue the pace of revenue and profit growth we achieved during fiscal 2005 into fiscal 2006.

We would like to thank our employees, customers, partners and investors for their continued support and look forward to sharing our future successes with all of you in the coming fiscal year.

Sincerely,

Anil K. Singhal
President and Chief Executive Officer

Narendra V. Popat
Chairman of the Board

PROCESSED
AUG 01 2005
THOMSON FINANCIAL



Notice of 2005 Annual Meeting
and
Proxy Statement



July 28, 2005

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NetScout Systems, Inc. to be held at 11:00 a.m., local time, on Wednesday, September 14, 2005, at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts.

At this Annual Meeting, you will be asked to elect two directors to a three-year term and to ratify the selection of the firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2006.

Details regarding the matters to be acted upon at this meeting appear in the accompanying Proxy Statement. Please give this material your careful attention.

If you are a stockholder of record, please sign, date and otherwise complete the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your enclosed vote instruction form for instructions. It is important that your shares be voted whether or not you attend the meeting in person. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing. Your prompt cooperation will be greatly appreciated.

Very truly yours,

ANIL K. SINGHAL
President and Chief Executive Officer

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 14, 2005

To the Stockholders of NetScout Systems, Inc.:

The Annual Meeting of Stockholders of NetScout Systems, Inc., a Delaware corporation, will be held on Wednesday, September 14, 2005, at 11:00 a.m., local time, at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, for the following purposes:

1. To elect two (2) Class III directors to serve for a three-year term or until their respective successors are elected and qualified.

2. To ratify the selection of the firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2006.

3. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on July 18, 2005 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to sign, date and otherwise complete the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your enclosed vote instruction form for instructions. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing.

By Order of the Board of Directors,

ANIL K. SINGHAL
President and Chief Executive Officer

Westford, Massachusetts
July 28, 2005

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN, DATE AND OTHERWISE COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IF YOUR SHARES ARE HELD IN A BANK OR BROKERAGE ACCOUNT, YOU MAY BE ELIGIBLE TO VOTE ELECTRONICALLY OR BY TELEPHONE—PLEASE REFER TO YOUR ENCLOSED VOTE INSTRUCTION FORM FOR INSTRUCTIONS.

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

PROXY STATEMENT

July 28, 2005

General

Proxies in the form enclosed with this Proxy Statement are solicited by the Board of Directors of NetScout Systems, Inc., a Delaware corporation (the "Corporation"), for use at the Annual Meeting of Stockholders to be held on Wednesday, September 14, 2005, at 11:00 a.m., local time, at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, or at any adjournments thereof (the "Meeting"). An Annual Report to Stockholders containing financial statements for the fiscal year ended March 31, 2005 is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Meeting. This Proxy Statement and the form of proxy were first mailed to stockholders on or about July 28, 2005.

The purpose of the Meeting is to elect two Class III directors to the Corporation's Board of Directors and to ratify the selection of the firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2006.

Record Date and Voting Securities

Only stockholders of record at the close of business on July 18, 2005 (the "Record Date") will be entitled to receive notice of and to vote at the Meeting. As of that date, 30,965,007 shares of common stock of the Corporation were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the Meeting. Stockholders may vote whether or not they plan to attend the Meeting by completing, signing and dating the accompanying proxy card and returning it in the postage-prepaid envelope enclosed for that purpose. If a stockholder's shares are held in a bank or brokerage account, such stockholder may be eligible to vote electronically or by telephone—such stockholder should refer to the enclosed form for instructions. If a stockholder attends the Meeting, such stockholder may vote in person even if such stockholder has previously returned his or her vote in accordance with the foregoing.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Corporation, before the taking of the vote at the Meeting, a written notice of revocation bearing a later date than the proxy submitted previously; (ii) duly completing a later-dated proxy, including a proxy completed electronically or by telephone, relating to the same shares and delivering it to the Secretary of the Corporation before the taking of the vote at the Meeting; or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). *Any written notice of revocation or subsequent proxy should be sent so as to be delivered to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary, at or before the taking of the vote at the Meeting.*

Quorum and Voting

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld

from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

In the election of directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Meeting shall be elected as directors. On all other matters being submitted to stockholders, an affirmative vote of a majority of the shares present or represented and voting on each such matter is required for approval. An automated system administered by the Corporation's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions are included in the number of shares present or represented and voting on each matter and, therefore, with respect to votes on specific proposals, will have the effect of negative votes. Broker "non-votes" are not so included.

The persons named as attorneys-in-fact in the proxies, Anil K. Singhal, Narendra V. Popat and David P. Sommers, were selected by the Board of Directors and are officers of the Corporation. All properly executed proxies returned in time to be counted at the Meeting will be voted. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the nominees to the Board of Directors and FOR ratifying the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2006.

The Board of Directors knows of no other matters to be presented at the Meeting. If any other matter should be presented at the Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys-in-fact in the proxies.

PROPOSAL 1
ELECTION OF DIRECTORS

Nominees

As of the Record Date, the size of the Board of Directors was fixed at seven members. The Corporation's by-laws and its certificate of incorporation divide the Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms. Messrs. Popat and Hadzima are the Class III directors whose terms expire at this Annual Meeting of Stockholders and are nominees for re-election as directors of the Corporation. The Board of Directors is also composed of (i) three Class I directors (Messrs. DeMarines, Mullarkey and Schiciano), whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 2006, and (ii) two Class II directors (Messrs. Singhal and Egan), whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 2007.

The Board of Directors has nominated and recommended that Messrs. Popat and Hadzima, who are currently members of the Board of Directors, be re-elected as Class III directors, to hold office until the Annual Meeting of Stockholders to be held in the year 2008 or until their successors have been duly elected and qualified or until their earlier resignation or removal. The Board of Directors knows of no reason why the nominees would be unable or unwilling to serve, but if either should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board of Directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

The following table sets forth the nominees to be elected at the Meeting and, for each director in office as of the Record Date whose term of office will extend beyond the Meeting, the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Corporation, the year each nominee's or director's term will expire and class of director of each nominee and each director:

Nominee's or Director's Name and Year *First Became a Director*	*Position(s) with the Corporation*	Year Term Will Expire	Class of Director
Nominees:			
Narendra V. Popat 1984	Chairman of the Board and Secretary	2005	III
Joseph G. Hadzima, Jr. 1998	Director	2005	III
Continuing Directors:			
Victor A. DeMarines 2004	Director	2006	I
Vincent J. Mullarkey 2000	Director	2006	I
Kenneth T. Schiciano 1999	Director	2006	I
Anil K. Singhal 1984	President, Chief Executive Officer, Treasurer and Director	2007	II
John R. Egan 2000	Director	2007	II

PROPOSAL 2
RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP, independent registered public accounting firm, to serve as auditors for the fiscal year ending March 31, 2006. PricewaterhouseCoopers LLP has served as the Corporation's accountants since 1993. It is expected that a member of the firm of PricewaterhouseCoopers LLP will be present at the Meeting with an opportunity to make a statement if so desired and will be available to respond to appropriate questions from the Corporation's stockholders. The ratification of this selection is not required under the laws of the State of Delaware, where the Corporation is incorporated, but the results of this vote will be considered by the Audit Committee of the Board of Directors in selecting auditors for future fiscal years.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THIS SELECTION OF AUDITORS

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the Meeting, the directors and the executive officers of the Corporation, their ages, and the positions currently held by each such person with the Corporation.

Name	Age	Position(s)
Anil K. Singhal	51	President, Chief Executive Officer, Treasurer and Director
Narendra V. Popat	56	Chairman of the Board and Secretary
David P. Sommers	58	Senior Vice President, General Operations and Chief Financial Officer
John W. Downing	47	Vice President, Worldwide Sales Operations
Lisa A. Fiorentino	39	Vice President, Finance and Administration and Chief Accounting Officer
Michael Szabados	53	Senior Vice President, Product Operations
Victor A. DeMarines	68	Director
John R. Egan	47	Director
Joseph G. Hadzima, Jr.	53	Director
Vincent J. Mullarkey	57	Director
Kenneth T. Schiciano	42	Director

Anil K. Singhal co-founded the Corporation in June 1984 and has served as the Corporation's President, Chief Executive Officer, Treasurer and Director since January 2001. Prior to this, Mr. Singhal had served as Chairman of the Board, Chief Executive Officer and Treasurer from July 1993 to December 2000. Mr. Singhal has served as a director of the Corporation since its inception.

Narendra V. Popat co-founded the Corporation in June 1984 and has served as the Corporation's Chairman of the Board and Secretary since January 2001. Prior to this, Mr. Popat had served as President, Chief Operating Officer and Secretary from July 1993 to December 2000. Mr. Popat has served as a director of the Corporation since its inception.

David P. Sommers has served as the Corporation's Senior Vice President, General Operations and Chief Financial Officer since January 2001. Prior to this, Mr. Sommers served as the Corporation's Vice President and Chief Financial Officer from April 2000 to December 2000.

John W. Downing has served as the Corporation's Vice President, Worldwide Sales Operations since September 2000, when he joined the Corporation. Prior to joining the Corporation, he was Vice President, Worldwide Sales at GenRad Corporation, a manufacturer of electronic testing equipment and production solutions, from April 1998 until September 2000.

Lisa A. Fiorentino has served as the Corporation's Vice President, Finance and Administration since January 2001. In January 2002, Ms. Fiorentino was also appointed to the position of Chief Accounting Officer. Ms. Fiorentino joined the Corporation in August 1995 and served as Vice President, Finance from January 2000 until December 2000.

Michael Szabados has served as the Corporation's Senior Vice President, Product Operations since January 2001. Mr. Szabados joined the Corporation in August 1997 and served as Vice President, Marketing from August 1997 to December 2000.

Victor A. DeMarines has been a director of the Corporation since June 2004. From 1962 until his retirement in 2000, Mr. DeMarines was the President and Chief Executive Officer of MITRE Corporation, a not-for-profit

organization that manages Federally Funded Research and Development Centers for the Department of Defense, Federal Aviation Administration and Internal Revenue Service. Mr. DeMarines continues to serve as a member of the Board of Trustees and of the Executive Committee and as Chairman of the Technology Committee of MITRE Corporation. Since 2002, he has been a member of the Board of Directors and the Stock Option Committee and the Chairman of the Audit Committee of Verint Systems Inc., a publicly-held provider of systems for security applications and enterprise business intelligence.

John R. Egan has been a director of the Corporation since October 2000. Mr. Egan is a founding managing partner of Egan-Managed Capital, a Boston-based venture capital fund specializing in New England, information technology, and early-stage investments, which began in the fall of 1996. Since 1992, he has been a member of the Board of Directors at EMC Corporation, a publicly-held provider of computer storage systems and software.

Joseph G. Hadzima, Jr. has been a director of the Corporation since July 1998. Mr. Hadzima has been a Managing Director of Main Street Partners, LLC, a venture capital investing and technology commercialization company, since April 1998. Since June 1996, he has also served as Of Counsel at Sullivan & Worcester LLP, a law firm where he was a partner from October 1987 to June 1996. Mr. Hadzima is also a Senior Lecturer at MIT Sloan School of Management.

Vincent J. Mullarkey has been a director of the Corporation since November 2000. Since May 2005, he has been a member of the Board of Directors and the Chairman of the Audit Committee of webMethods. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998. Since leaving Digital Equipment Corporation, Mr. Mullarkey has also been involved with several companies in the real estate industry.

Kenneth T. Schiciano has been a director of the Corporation since January 1999. Mr. Schiciano has been a Managing Director of TA Associates, Inc., a venture capital firm, since December 1999.

There are no family relationships among any of the Corporation's executive officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Corporation's common stock as of the Record Date by (i) each beneficial owner of more than 5% of the Corporation's common stock, (ii) each executive officer named in the Summary Compensation Table, (iii) each director, and (iv) all executive officers and directors as a group.

Unless otherwise noted, the address of each person listed on the table is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, and each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law or as unless otherwise noted below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). Shares of common stock issuable by the Corporation to a person or entity named below pursuant to options which may be exercised within 60 days of the Record Date are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Anil K. Singhal(1)	2,932,779	9.5%
Narendra V. Popat(2)	2,321,732	7.5%
David P. Sommers(3)	272,584	*
Michael Szabados(4)	242,938	*
John W. Downing(5)	156,250	*
Victor A. DeMarines(6)	10,000	*
John R. Egan(7)	40,000	*
Joseph G. Hadzima, Jr.(8)	179,372	*
Kenneth T. Schiciano(9)	59,924	*
Vincent J. Mullarkey(10)	60,000	*
TA Entities(11) c/o TA Associates, Inc. 125 High Street Boston, MA 02110	4,427,015	14.3%
Brown Capital Management, Inc.(12) 1201 N. Calvert Street Baltimore, MD 21202	4,448,445	14.4%
Abha Singhal(13)	2,044,552	6.6%
Jyoti Popat(14)	2,091,308	6.8%
Kern Capital Management, LLC(15) 114 West 47th Street Suite 1926 New York, NY 10036	3,227,900	10.4%
All executive officers and directors as a group (11 persons)(16)	6,381,836	20.0%

* Less than 1% of the outstanding common stock.

(1) Includes an aggregate of 457,233 shares held in trust for the benefit of Mr. Singhal's children; Mr. Singhal is one of two trustees of each such trust. Includes 340,000 shares held by a family limited partnership, of which Mr. Singhal and his spouse are the general partners, and trusts for the benefit of their children are the limited partners. Does not include 1,704,552 shares held by a trust of which Mr. Singhal's spouse is deemed to be the beneficial owner and 486,420 shares held in a grantor retained annuity trust for the benefit of Mr. Singhal's spouse.

(2) Includes an aggregate of 333,717 shares held in trust for the benefit of Mr. Popat's children; Mr. Popat is one of two trustees of each such trust. Includes 340,000 shares held by a family limited partnership, of which Mr. Popat and his spouse are the general partners, and trusts for the benefit of their children are the limited partners. Includes 149,480 shares held by the Hope Foundation USA—Investment Trust; Mr. Popat and his spouse are trustees of such trust. Does not include an aggregate of 136,056 shares held in trust for the benefit of Mr. Popat's children; Mr. Popat's spouse is one of two trustees of each such trust. Does not include 130,000 shares held by the Popat Family Trust. Does not include 1,465,772 shares held by a trust of which Mr. Popat's spouse is deemed to be the beneficial owner and 916,171 shares held in a grantor retained annuity trust for the benefit of Mr. Popat's spouse.

(3) Includes 264,584 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005.

(4) Includes 235,538 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005. Includes 1,900 shares owned by Mr. Szabados' daughters. Mr. Szabados disclaims beneficial ownership of the shares held by his daughters.

(5) Includes 141,250 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005.

(6) Entirely comprised of shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005.

(7) Entirely comprised of shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005.

(8) Includes 100,000 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005. The shares deemed to be beneficially owned by Mr. Hadzima do not include an aggregate of 41,328 shares held in trust for the benefit of Mr. Hadzima's children.

(9) Includes 14,311 shares of TA Investors LLC and 3,354 shares of High Street Partners L.P. beneficially owned by Mr. Schiciano. Includes 5,613 shares held directly by Mr. Schiciano and 40,000 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005. Mr. Schiciano is a Managing Director of TA Associates, Inc. Mr. Schiciano disclaims beneficial ownership of the shares held by the TA Entities, except to the extent of his pecuniary interest therein.

(10) Includes 40,000 shares issuable upon the exercise of options exercisable within 60 days of July 18, 2005.

(11) Includes 3,343,002 shares held by TA/Advent VIII L.P.; 874,313 shares held by Advent Atlantic & Pacific III L.P.; 88,596 shares held by TA Executives Fund LLC; and 93,259 shares held by TA Investors LLC. TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships referred to, collectively, as the "TA Entities." The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic & Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partners L.P. and is the sole manager of TA Associates VIII LLC, TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc., through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Also includes 1,008 shares held directly by TA Associates, Inc. and 26,837 shares held by High Street Partners L.P., a general partnership whose individual general partners have voting and investment power over the shares beneficially owned by such general partner.

(12) Based solely on a Schedule 13G/A filed with the SEC on February 9, 2005.

(13) Includes 340,000 shares held by a family limited partnership, of which Mrs. Singhal and her spouse are the general partners, and trusts for the benefit of their children are the limited partners. Does not include 486,420 shares held in a grantor retained annuity trust for the benefit of Mrs. Singhal. Does not include an aggregate of 2,135,546 shares held by trusts of which Mrs. Singhal's spouse is deemed to be the beneficial owner. Does not include an aggregate of 457,233 shares held in trust for the benefit of Mrs. Singhal's children; Mrs. Singhal's spouse is one of two trustees of each such trust.

(14) Includes 340,000 shares held by a family limited partnership, of which Mrs. Popat and her spouse are the general partners, and trusts for the benefit of their children are the limited partners. Includes 136,056 shares held in trust for the benefit of Mrs. Popat's children; Mrs. Popat is a trustee of each such trust. Includes 149,480 shares held by the Hope Foundation USA—Investment Trust; Mrs. Popat and her spouse are trustees of such trust. Does not include an aggregate of 916,171 shares held in a grantor retained annuity

trust for the benefit of Mrs. Popat. Does not include 130,000 shares held by the Popat Family Trust. Does not include 1,498,535 shares held by a trust of which Mrs. Popat's spouse is deemed the beneficial owner. Does not include an aggregate of 333,717 shares held in trust for the benefit of Mrs. Popat's children; Mrs. Popat's spouse a trustee of each such trust.

(15) Based solely on a Schedule 13G/A filed with the SEC on February 14, 2005.

(16) Includes an aggregate of 971,935 shares issuable upon exercise of options exercisable within 60 days of July 18, 2005.

CORPORATE GOVERNANCE

Independence of Members of the Board of Directors

The Board of Directors has determined that each of Messrs. DeMarines, Egan, Hadzima, Mullarkey and Schiciano is independent within the meaning of the Corporation's director independence standards and the director independence standards of The Nasdaq Stock Market, Inc. ("Nasdaq"). Furthermore, the Board of Directors has determined that each member of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, respectively, of the Board of Directors is independent within the meaning of the Corporation's, Nasdaq's and the SEC's independence standards, as applicable.

Executive Sessions of Independent Directors

Executive sessions of the independent members of the Board of Directors are held following each regularly scheduled in-person meeting of the Board of Directors. Executive sessions do not include any directors who are not independent within the meaning of the Corporation's and Nasdaq's director independence standards, and the Lead Independent Director, currently Mr. Egan, is responsible for chairing the executive sessions.

Policies Governing Director Nominations

Director Qualifications

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board of Directors from time to time the appropriate qualities, skills and characteristics desired of Board members in the context of the needs of the business and current make-up of the Board of Directors. This assessment includes consideration of the following minimum qualifications that the Nominating and Corporate Governance Committee believes must be met by all directors:

- Directors must be individuals of the highest ethical character and integrity and share the values of the Corporation as reflected in the Corporation's Code of Business Conduct;
- Directors must have reputations, both personal and professional, consistent with the image and reputation of the Corporation;
- Directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director;
- Directors must have the ability to exercise sound business judgment;
- Directors must be willing and able to devote sufficient time to the affairs of the Corporation and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be;
- Directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to the Corporation's management based on that experience and expertise; and
- Directors must have a commitment to enhancing stockholder value.

The Nominating and Corporate Governance Committee also considers numerous other qualities, skills and characteristics when evaluating director nominees, such as:

- An understanding of and experience in the network performance management solutions market, the market for networking solutions generally and related accounting, legal, finance, product, sales and/or marketing matters;
- Experience on other public or private company boards, unless a director otherwise provides complementary capabilities or qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission; and
- Leadership experience with public companies or other major organizations.

Board members are expected to prepare for, attend and participate in Board meetings and meetings of committees on which they serve. In addition, directors must stay abreast of the Corporation's business and markets.

Process for Identifying and Evaluating Director Nominees

The Board of Directors is responsible for nominating persons for election as directors of the Corporation. The Board of Directors delegates the selection and nomination process to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board of Directors, and of management, will be requested to take part in the process as appropriate.

Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders or through such other methods as the Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Corporate Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, questionnaires, background checks or any other means that the Nominating and Corporate Governance Committee deems to be helpful in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating and Corporate Governance Committee from time to time, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for the Board's approval as director nominees for election to the Board of Directors. The Nominating and Corporate Governance Committee also recommends candidates for the Board's appointment to the committees of the Board of Directors.

Procedures for Recommendation of Director Nominees by Stockholders

The Nominating and Corporate Governance Committee will consider director candidates who are recommended by stockholders of the Corporation. Stockholders, in submitting recommendations for director candidates to the Nominating and Corporate Governance Committee, shall adhere to the following procedures:

The Nominating and Corporate Governance Committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's Annual Meeting of Stockholders.

Such recommendation for nomination must be in writing and include the following information:

- Name and address of the stockholder making the recommendation, as they appear on the Corporation's books and records, and of such record holder's beneficial owner;
- Number of shares of capital stock of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the Board of Directors and elected); and

- A written statement from the stockholder making the recommendation stating why such recommended candidate meets the Corporation's criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Director, Investor Relations of the Corporation by one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: Director, Investor Relations

(2) By facsimile:

(978) 614-4004
Attn: Director, Investor Relations

(3) By email:

ir@netscout.com

The Director, Investor Relations of the Corporation will promptly forward any such nominations to the Nominating and Corporate Governance Committee. As a requirement to being considered as a director for nomination to the Corporation's Board of Directors, a candidate will need to satisfy the following minimum requirements:

- A candidate must undergo a comprehensive private investigation background check from a qualified company of the Corporation's choosing; and
- A candidate must complete a detailed questionnaire regarding their experience, background and independence.

Once the Nominating and Corporate Governance Committee receives the nomination of a candidate and the candidate has satisfied the minimum requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the Board of Directors.

Policy Governing Security Holder Communications with the Board of Directors

The Board of Directors provides to every stockholder the ability to communicate with the Board of Directors as a whole and with individual directors through an established process for security holder communication (as that term is defined by the rules of the SEC) as follows:

For communications directed to the Board of Directors as a whole, stockholders may send such communications to the attention of the Chairman of the Board via one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: Chairman of the Board, c/o Director, Investor Relations

(2) By facsimile:

(978) 614-4004
Attn: Chairman of the Board, c/o Director, Investor Relations

(3) By email:

ir@netscout.com

For stockholder communications directed to an individual director in his or her capacity as a member of the Board of Directors, stockholders may send such communications to the attention of the individual director via one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):

NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: [Individual Director], c/o Director, Investor Relations

(2) By facsimile:

(978) 614-4004
Attn: [Individual Director], c/o Director, Investor Relations

(3) By email:

ir@netscout.com

The Corporation will forward any such stockholder communications to the Chairman of the Board, as a representative of the Board of Directors, and/or to the director to whom the communication is addressed, on a periodic basis. The Corporation will forward such communications by certified U.S. mail to an address specified by each director and the Chairman of the Board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

The Corporation's policy is that one of the regularly scheduled in-person meetings of the Board of Directors shall be scheduled on the same day as the Corporation's annual meeting of stockholders, and all directors are encouraged to attend the Corporation's annual meeting of stockholders. All members of the Board of Directors attended the Annual Meeting of Stockholders held on September 15, 2004.

Code of Ethics

The Corporation has adopted a "code of ethics" as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which applies to all of the employees, officers and directors of the Corporation and its subsidiaries, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Business Conduct is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Corporation intends to disclose amendments to or waivers from provisions of the Code of Business Conduct that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website, available at http://www.netscout.com/investors/.

For more corporate governance information, you are invited to access the Corporate Governance section of the Corporation's website, available at http://www.netscout.com/investors/. Contents of the Corporation's website are not part of, or incorporated by reference into, this Proxy Statement.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors met 8 times during the fiscal year ended March 31, 2005. Each of the directors attended at least 75% of the total number of meetings of the Board of Directors and the committees on which they served during fiscal year 2005. The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance and Stock Option Committees.

Audit Committee

The Audit Committee of the Board of Directors, of which Messrs. DeMarines, Egan, Hadzima and Mullarkey are currently the only members, is responsible for (1) reviewing and overseeing (i) the financial reports provided by the Corporation to the SEC, the Corporation's stockholders or to the general public and (ii) the Corporation's accounting policies, internal accounting controls, internal controls over financial reporting, auditing functions and financial reporting practices; (2) ensuring the independence of the independent auditor and thereby furthering the integrity of the Corporation's financial reporting; and (3) establishing procedures designed to facilitate (i) the receipt, retention and handling of complaints regarding disclosure controls and procedures, internal controls over financial reporting and accounting, internal accounting control or auditing matters and (ii) the receipt of confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters. A current copy of the Audit Committee Charter is attached to this Proxy Statement as Annex A. The Audit Committee met 8 times during the fiscal year ended March 31, 2005. Mr. Mullarkey serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC. The Board of Directors has determined that each member of the Audit Committee, including Mr. Mullarkey, is independent within the meaning of the Corporation's and Nasdaq's director independence standards and the SEC's heightened director independence standards for audit committee members.

Compensation Committee

The Compensation Committee, of which Messrs. Egan and Hadzima are currently the only members, is responsible for discharging the responsibilities of the Board of Directors relating to the compensation of the Corporation's executives, administering the Corporation's incentive compensation and stock plans, reviewing and making recommendations with respect to the Corporation's benefit plans and human resource activities and producing an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. A current copy of the Compensation Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Compensation Committee met 4 times during the fiscal year ended March 31, 2005. Mr. Hadzima serves as the Chairman of the Compensation Committee. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the Corporation's and Nasdaq's director independence standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors, of which Messrs. Egan and Hadzima are currently the only members, is responsible for identifying individuals qualified to become members of the Board of Directors and recommending to the Board of Directors the director nominees for election and monitoring compliance with and periodically reviewing the Corporation's Code of Business Conduct and Corporate Governance Guidelines. The Nominating and Corporate Governance Committee may also, in its discretion, consider nominees recommended by stockholders of the Corporation. A current copy of the Nominating and Corporate Governance Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Nominating and Corporate Governance

Committee met one time during the fiscal year ended March 31, 2005. Mr. Egan serves as the Chairman of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the Corporation's and Nasdaq's director independence standards.

Stock Option Committee

The Stock Option Committee of the Board of Directors, of which Mr. Singhal is currently the only member, is responsible for granting stock options and equity award under the Corporation's equity incentive plans to employees and consultants of the Corporation who are not executive officers or directors of the Corporation and to generally exercise rights similar to those held by the Compensation Committee with respect to those grants. The Stock Option Committee operates under guidelines established by the Board of Directors and reports all options granted at each regularly scheduled meeting of the Board of Directors. The Stock Option Committee took action by written consent 12 times during the fiscal year ended March 31, 2005.

Report of Audit Committee of the Board of Directors

This report is submitted by the Audit Committee of the Board of Directors, which reviews with the Corporation's independent auditors and management the annual financial statements and independent auditors' opinion, reviews the results of the audit of the Corporation's annual financial statements by the independent auditors, evaluates the effectiveness of the independent auditors, recommends the retention of the independent auditors to the Board of Directors and reviews the Corporation's accounting policies and internal accounting and financial controls. The Audit Committee of the Board of Directors is currently comprised of Messrs. DeMarines, Egan, Hadzima and Mullarkey, four non-employee directors of the Corporation, and each is independent within the meaning of the Corporation's and Nasdaq's director independence standards. The Audit Committee operates under a written charter adopted by the Board of Directors, a current copy of which is attached to this Proxy Statement as Annex A.

The Audit Committee oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including disclosure controls and procedures and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Corporation's Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the implementation of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and reviewed the Corporation's disclosure controls and procedures and internal control over financial reporting, including management's assessment of the effectiveness of its internal control over financial reporting.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Corporation's implementation of accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence and the auditors' opinion on management's assessment of its internal control over financial reporting and.

The Audit Committee discussed with the Corporation's management and independent auditors the overall plans for their respective audits. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Corporation's disclosure controls and procedures and internal control over financial reporting, and the overall quality of the Corporation's financial reporting. The Audit Committee held 8 meetings during fiscal year 2005.

The Audit Committee has reviewed the audited financial statements of the Corporation at March 31, 2005 and for each of the two prior years ended March 31, and has discussed them with both management and PricewaterhouseCoopers LLP, the Corporation's independent registered public accounting firm. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communications with Audit Committees), as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Respectfully submitted by the Audit Committee

Vincent J. Mullarkey, Chairman
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation Summary

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal years ended March 31, 2005, 2004 and 2003 to (i) the Chief Executive Officer of the Corporation during the fiscal year ended March 31, 2005 and (ii) each of the four other most highly compensated executive officers of the Corporation during the fiscal year ended March 31, 2005. The Chief Executive Officer and the four other most highly compensated executive officers of the Corporation listed below are collectively referred to below as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Long-Term Compensation Securities Underlying Options (#)	All Other Compensation ($)
Anil K. Singhal	2005	250,000	112,750	—	34,690
President, Chief Executive	2004	250,000	—	—	35,294
Officer, Director and Treasurer	2003	250,000	—	—	42,043
Narendra V. Popat	2005	250,000	112,750	—	33,543
Chairman of the Board and	2004	250,000	—	—	36,364
Secretary	2003	250,000	—	—	33,037
David P. Sommers	2005	210,000	57,600	—	5,908
Senior Vice President,	2004	210,000	—	275,000	6,000
General Operations and	2003	205,769	—	25,000	6,000
Chief Financial Officer					
Michael Szabados	2005	210,000	65,000	—	5,088
Senior Vice President,	2004	210,000	—	—	1,696
Product Operations	2003	205,769	—	50,000	6,000
John W. Downing	2005	320,159	—	—	6,366
Vice President, Worldwide	2004	293,968	—	145,000	5,959
Sales Operations	2003	290,675	—	—	6,055

The information presented for Mr. Downing under the "Salary ($)" column consists of (i) a Base Salary of $158,846, $177,885 and $200,000 and (ii) a Sales Commission of $161,313, $116,083 and $90,675 for the years ended March 31, 2005, 2004 and 2003, respectively.

Pursuant to the option exchange program further described below, Mr. Sommers accepted the Corporation's offer to exchange all of his outstanding stock option grants with an exercise price of at least $10.00 per share and tendered such options in exchange for new options granted under the Corporation's 1999 Stock Option and Incentive Plan, resulting in the cancellation of options granted in 2001.

Pursuant to the option exchange program further described below, Mr. Downing accepted the Corporation's offer to exchange all of his outstanding stock option grants with an exercise price of at least $10.00 per share and tendered such options in exchange for new options granted under the Corporation's 1999 Stock Option and Incentive Plan, resulting in the cancellation of options granted in 2001.

All Other Compensation for Mr. Singhal was comprised of the following categories: contributions to a defined contribution plan of $5,909, $6,000 and $6,000 for the years ended March 31, 2005, 2004 and 2003, respectively; tax consulting reimbursement of $19,700, $19,138 and $25,986 for the years ended March 31, 2005, 2004 and 2003, respectively; and other miscellaneous taxable benefits of $9,081, $10,156 and $10,057 for the years ended March 31, 2005, 2004 and 2003, respectively.

All Other Compensation for Mr. Popat was comprised of the following categories: contributions to a defined contribution plan of $5,862, $6,000 and $6,000 for the years ended March 31, 2005, 2004 and 2003, respectively; tax consulting reimbursement of $19,700, $19,138 and $19,138 for the years ended March 31, 2005, 2004 and 2003, respectively; and other miscellaneous taxable benefits of $7,981, $11,226 and $7,899 for the years ended March 31, 2005, 2004 and 2003, respectively.

All Other Compensation for the other Named Executive Officers consisted solely of contributions to a defined contribution plan.

Option Grants in Last Fiscal Year

The Corporation did not make any option grants during the fiscal year ended March 31, 2005 to any of its Named Executive Officers pursuant to the Corporation's 1999 Stock Option and Incentive Plan.

Year-End Option Table

The following table sets forth information regarding exercisable and unexercisable stock options held as of March 31, 2005 by each of the Named Executive Officers. The value realized upon exercise of stock options is calculated by determining the difference between the exercise price per share and the fair market value on the date of exercise. The value of unexercised in-the-money options has been calculated by multiplying the number of shares underlying the option by the difference between the exercise price per share payable upon exercise of such options and the fair market value at March 31, 2005 of $4.45 per share. As previously disclosed in a Current Report on Form 8-K, in May 2005, the Company approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all of such options shall become fully exercisable on March 31, 2006.

Aggregated Option Exercises in Fiscal Year 2005 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Anil K. Singhal	—	—	—	—	—	—
Narendra V. Popat	—	—	—	—	—	—
David P. Sommers	—	—	246,354	78,646	45,880	17,370
Michael Szabados	—	—	228,585	19,453	159,908	2,813
John W. Downing	—	—	128,438	56,562	19,766	8,984

Stock Plans

1990 Stock Option Plan. The 1990 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders on October 4, 1990. In general, options granted pursuant to the 1990 Stock Option Plan are exercisable within ten years of the original grant date and become exercisable over a period of four years from a specific date; an additional 25% of unexercisable options shall become exercisable immediately prior to the closing of a merger, acquisition, business combination or similar transaction which results in the Corporation's existing stockholders owning less than 50% of the Corporation's equity securities or assets. Options are not assignable or transferable except by will or the laws of descent or distribution. The Corporation has a right of repurchase for shares issued upon the exercise of options under certain circumstances, including unauthorized transfers of shares and termination of the optionee's relationship with the Corporation in certain situations. As of the Record Date, options to purchase an aggregate of 338,220 shares of common stock at a weighted average exercise price of $3.83 per share were outstanding under the 1990 Stock Option Plan. No additional option grants will be made under the 1990 Stock Option Plan.

1999 Stock Option and Incentive Plan. The Corporation's 1999 Stock Option and Incentive Plan, as amended (the "1999 Stock Option Plan"), was adopted by the Board of Directors in April 1999 and was approved

by the Corporation's stockholders in June 1999. The 1999 Stock Option Plan provides for the grant of stock-based awards to the Corporation's employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, the Corporation may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Corporation. A total of 4,500,000 shares of common stock were originally reserved for issuance under the 1999 Stock Option Plan. In September 2001, at the annual meeting of stockholders, an additional 5,000,000 shares were approved, for a total of 9,500,000 shares reserved for issuance under the 1999 Stock Option Plan. The maximum number of shares with respect to which awards may be granted to any employee under the 1999 Stock Option Plan shall not exceed 1,000,000 shares of common stock during any calendar year.

The 1999 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1999 Stock Option Plan, the Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of common stock subject to the award. Payment of the exercise price of an award may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The 1999 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of the Corporation, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of such awards.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1999 Stock Option Plan shall be free of some or all restrictions.

As of the Record Date, options to purchase an aggregate of 4,191,420 shares of common stock at an average exercise price of $6.24 per share were outstanding under the 1999 Stock Option Plan and the Corporation had granted restricted stock units representing 154,345 shares.

1999 Employee Stock Purchase Plan, as amended. The 1999 Employee Stock Purchase Plan, as amended (the "1999 Purchase Plan") was adopted by the Board of Directors in April 1999 and was approved by our stockholders in June 1999. The plan was amended by the Board of Directors on January 17, 2001, July 18, 2001 and April 29, 2003. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan. In September 2003, at the Annual Meeting of Stockholders, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Purchase Plan.

The 1999 Purchase Plan is administered by the Compensation Committee. All employees of the Corporation whose customary employment is for more than 20 hours per week and for more than three months in any calendar year are eligible to participate in the 1999 Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of the Corporation's stock immediately after the grant of an option may not participate in the 1999 Purchase Plan. To participate in the 1999 Purchase Plan, an employee must authorize the Corporation to deduct an amount not less than 1% nor more than 10% of a participant's total cash compensation from his or her pay during six-month payment periods. Payment periods consist of six-month periods commencing on May 1 and November 1 and ending on October 31 and April 30 of each calendar year, respectively. In no case shall an employee be entitled to purchase more than 1,000 shares in any one payment period. The exercise price for an option granted in each payment period is 85% of the lesser of the last reported

sale price of the common stock on the first or last business day of the payment period, in either event rounded up to the nearest cent. If an employee is not a participant on the last day of the payment period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. Options granted under the 1999 Purchase Plan may not be transferred or assigned. An employee's rights under the 1999 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment. As of the Record Date, an aggregate of 710,033 shares of common stock were issued to date under the 1999 Purchase Plan. The Corporation expects to terminate the 1999 Purchase Plan as of October 31, 2005.

NextPoint Networks, Inc. Stock Incentive Plans. Upon the consummation of the Corporation's acquisition of NextPoint Networks, Inc. ("NextPoint"), the Corporation assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan (collectively, the "NextPoint Plans") and all outstanding options which had been issued pursuant to each plan. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of the Corporation's common stock. In general, options granted pursuant to the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan are not transferable or assignable except by will or the laws of descent and distribution. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only 50% of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period from a specific date. As of the Record Date, options to purchase an aggregate of 65,019 shares of the Corporation's common stock at a weighted average exercise price of $3.23 were outstanding under the 1997 Stock Incentive Plan and options to purchase an aggregate of 6,936 shares of the Corporation's common stock at a weighted average exercise price of $8.83 were outstanding under the 2000 Stock Incentive Plan. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

401(k) Plan

The Corporation maintains a 401(k) plan qualified under Section 401 of the Code. All of the Corporation's employees who are at least 21 years of age are eligible to participate in the 401(k) plan. Under the 401(k) plan, a participant may contribute a maximum of 15% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit, which was $13,000 (or $16,000 for individuals at least 50 years of age) in calendar year 2004, to the 401(k) plan. The percentage elected by more highly compensated participants may be required to be lower. At the discretion of the Board of Directors, the Corporation may make matching contributions to the 401(k) plan. During the plan year ended December 31, 2004, the Corporation matched $0.50 for each $1.00 of employee contributions up to 6% of compensation. In addition, at the discretion of the Board of Directors, the Corporation may make profit-sharing contributions to the 401(k) plan for all eligible employees. During the plan year ended December 31, 2004, the Corporation made no profit-sharing contributions to the 401(k) plan.

Employment Agreements

Anil K. Singhal and Narendra V. Popat entered into employment agreements with the Corporation on June 1, 1994, which were amended on January 14, 1999. Under the terms of these employment agreements as in effect prior to August 2004, each of Messrs. Singhal and Popat receive an annual base salary of at least $250,000 and a year-end non-discretionary bonus of at least $250,000. For the fiscal years ended March 31, 2003 and 2004, no year-end bonus was paid to either Messrs. Singhal or Popat, as both individuals agreed to waive any right or entitlement to the year-end bonuses. In August 2004, each of Mr. Singhal and Mrs. Popat amended his employment agreement with the Corporation to make any bonus payable discretionary based on performance and other objectives. For fiscal year 2005, Mr. Singhal and Mr. Popat received a year-end bonus of $112,750 and

$112,750, respectively. In the event that either Messrs. Singhal or Popat is terminated without cause, or either decides to terminate his own employment for "good reason," each is entitled to receive severance benefits for three years as follows:

- for the first twelve months following termination, the greater of $175,000 or base salary as of the date of termination; and
- for each of the next two twelve-month periods, an amount equal to 120% of the amount received in the immediately preceding twelve months.

"Good reason" includes a change in executive responsibilities or a reduction in salary or benefits. Severance benefits will be discontinued if the executive secures alternative employment that is comparable as to position and pay. During any period in which Messrs. Singhal or Popat is entitled to receive severance benefits, he shall also continue to receive all other benefits under the employment agreements, including life insurance, medical insurance and reimbursement for company car expenses. Each of Messrs. Singhal and Popat are also entitled to reimbursement of job placement expenses of up to $25,000 plus related travel expenses. If either Messrs. Singhal or Popat is terminated with cause, he will not be entitled to any severance payments or other benefits except as required by law. Each employment agreement provides for a five-year term commencing June 1, 1994, with automatic one-year renewals.

Option Exchange Program

The following table sets forth information regarding options held by all executive officers of the Corporation that were exchanged pursuant to an option exchange program described below. The option exchange program was made available to all employees and officers of the Corporation who held options with an exercise price of at least $10.00 per share, other than the President and Chief Executive Officer and the Chairman of the Board of Directors. Participants in the program were also required to tender any options granted during the six months immediately prior to the commencement date of the offer to exchange. The Board of Directors implemented the option exchange program in order to restore the incentive value of such options.

10-Year Option Repricings

Name	Date	Number of Securities Underlying Options Repriced (#)	Market Price of Stock at Time of Repricing ($)	Exercise Price at Time of Repricing ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing
John W. Downing	6/13/03	100,000	$4.22	$23.13	$4.22	7 years, 3 months
Vice President, Worldwide Sales Operations	6/13/03	25,000	4.22	16.75	4.22	7 years, 6 months
Lisa Fiorentino	6/13/03	5,000	$4.22	$18.90	$4.22	5 years, 10 months
Chief Accounting Officer	6/13/03	15,000	4.22	28.94	4.22	6 years, 7 months
and Vice President, Finance and Administration	6/13/03	40,000	4.22	28.94	4.22	6 years, 7 months
Michelle Flaherty	6/13/03	40,000	$4.22	$23.13	$4.22	7 years, 3 months
Former Vice President, Human Resources	6/13/03	10,000	4.22	16.75	4.22	7 years, 6 months
Bruce Kelley, Jr. Vice President, Chief Technology Officer	6/13/03	80,000	$4.22	$17.00	$4.22	7 years, 1 month
David P. Sommers	6/13/03	250,000	$4.22	$13.44	$4.22	6 years, 10 months
Chief Financial Officer and Senior Vice President, General Operations	6/13/03	25,000	4.22	4.30	4.22	9 years, 1 month

Report of the Board of Directors on the Option Exchange Program

On November 8, 2002, the Corporation offered to exchange (the "Exchange Offer") outstanding option grants to purchase shares of its common stock with an exercise price of at least $10.00 per share (the "Eligible Option Grants") granted under the 1999 Stock Option Plan or the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by the Corporation in connection with the acquisition of NextPoint (the "2000 Plan"), for new options to be granted under the 1999 Stock Option Plan. Other than the President and Chief Executive Officer and the Chairman of the Board of Directors of the Corporation, all employees of the Corporation and its subsidiaries holding Eligible Option Grants were eligible to participate in the Exchange Offer. Directors and consultants of the Corporation were not eligible to participate in the Exchange Offer. On December 9, 2002, the Exchange Offer expired. Outstanding options to purchase 2,142,723 shares of common stock were accepted for exchange and cancelled.

The exercise price of all new options granted under the Exchange Offer was equal to the per share market price of the Corporation's common stock as reported by Nasdaq at the close of trading on the date of grant. On June 13, 2003, the Corporation granted options to purchase 2,048,599 shares of common stock at an exercise price of $4.22 per share in accordance with the Exchange Offer.

The Corporation's Board of Directors approved the offer to exchange for compensatory purposes and to motivate high levels of performance and provide an effective means of recognizing and incentivizing employee contributions to its success. Many of the Corporation's outstanding options as of the time of the Exchange Offer had exercise prices significantly higher than the then-current price of its common stock. The Board of Directors believed that, at their original exercise prices, the disparity between the original exercise price of these options and recent market prices for the Corporation's common stock did not provide meaningful incentives to employees holding these options. The Board of Directors approved the Exchange Offer to provide the Corporation's employees with the benefit of holding options that over time may have a greater potential to increase in value, which it believes creates better performance and retention incentives for employees and thereby increases stockholder value, and is therefore deemed by the Board of Directors to be in the best interest of the Corporation and its stockholders.

Respectfully submitted by the Board of Directors

Narendra V. Popat, Chairman
Anil K. Singhal
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.
Vincent J. Mullarkey
Kenneth T. Schiciano

Transactions with Management and Others

NetScout Systems India Pvt. Ltd. and Frontier Software Development (India) Pvt. Ltd. entered into a Lease and License Agreement on March 15, 2001, pursuant to which NetScout Systems India Pvt. Ltd. leased office space owned by Frontier Software Development (India) Pvt. Ltd. That agreement was terminated on October 15, 2003, when NetScout Systems India Pvt. Ltd. moved into a new location. NetScout Systems India Pvt. Ltd. made monthly payments of approximately $1,500 per month to Frontier Software Development (India) Pvt. Ltd. through July 2003. Anil K. Singhal, the Corporation's President and Chief Executive Officer and a member of the Corporation's Board of Directors, and Narendra V. Popat, the Corporation's Chairman of the Board, each own 33 1/3% of Frontier Software Development (India) Pvt. Ltd.

The Corporation believes that the transaction described above was made on terms no less favorable to it than would have been obtained from unaffiliated third parties. All future transactions, if any, with our executive

officers, directors and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties and will be approved by a majority of the Board of Directors and by a majority of the disinterested members of the Board of Directors.

Report of Compensation Committee of the Board of Directors

This report is submitted by the Compensation Committee of the Board of Directors, which administered the Corporation's executive compensation program during the fiscal year ended March 31, 2005. The Compensation Committee of the Board of Directors is currently comprised of Messrs. Egan and Hadzima. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the Corporation's and Nasdaq's director independence standards. The Compensation Committee met 4 times during the fiscal year ended March 31, 2005.

Compensation Committee Charter. A current copy of the Compensation Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. Under the charter, the Compensation Committee's duties include discharging the Board's responsibilities relating to the compensation of the Corporation's executives, administering the Corporation's incentive compensation and stock plans, reviewing and making recommendations with respect to the Corporation's benefit plans and human resource activities and producing an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. The Compensation Committee has established a regular schedule of review of each of its major areas of responsibility as set forth in the charter.

Overview and Philosophy. The Corporation uses its compensation program to achieve the following objectives:

- To provide compensation that attracts, motivates and retains the best talent and highest caliber people to serve the Corporation's customers and achieve its strategic objectives.
- To align management's interest with the success of the Corporation.
- To align management's interest with stockholders by including long-term equity incentives.
- To increase profitability of the Corporation and, accordingly, increase stockholder value.

Compensation under the executive compensation program is comprised of cash compensation in the form of base salary and, in the case of certain executive officers, annual incentive bonuses and long-term incentive awards in the form of stock option grants and other forms of equity incentive grants, such as restricted stock units. In addition, the compensation program is comprised of various benefits, including medical and insurance plans, the Corporation's 401(k) Plan, and the 1999 Stock Option Plan and the 1999 Purchase Plan, which plans are generally available to all employees of the Corporation.

Base Salary. Compensation levels for each of the Corporation's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at similar companies. In setting compensation levels, the Compensation Committee takes into account such factors as (i) the Corporation's past financial performance and future expectations, (ii) individual performance and experience and (iii) past salary levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based upon the consideration of all of these factors as well as the progress made with respect to the Corporation's long-term goals and strategies. Generally, salary decisions for the Corporation's executive officers are made near the beginning of each fiscal year.

Fiscal year 2005 base salaries were determined by the Compensation Committee after considering the base salary level of the executive officers in prior years and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary, while reviewed annually, is only adjusted as

deemed necessary by the Compensation Committee in determining total compensation to each executive officer. Base salary levels for each of the Corporation's executive officers, other than the Chief Executive Officer and Chairman of the Board, were also based upon evaluations and recommendations made by the Chief Executive Officer. Pursuant to their respective employment agreements with the Corporation, Anil K. Singhal, the Corporation's Chief Executive Officer, and Narendra V. Popat, the Corporation's Chairman of the Board, each receive an annual base salary of at least $250,000.

Incentive Compensation. The Compensation Committee determined the amount of incentive compensation paid to each of the executive officers in fiscal year 2005 based upon a consideration of a number of factors which it deemed relevant to the executive officer's performance. These factors in fiscal year 2005 included (i) the Corporation's financial performance in light of the tight spending controls by the Corporation's customers and the Corporation's strategy of continued investment in new product and sales infrastructure and (ii) certain non-financial performance factors deemed relevant to the job function of each of the executive officers.

Stock-Based Awards. The Compensation Committee periodically reviews the Corporation's guidelines for stock based awards in comparison to the practices of other companies in the same industry. The Compensation Committee believes that long-term incentive compensation in the form of stock options, restricted stock units or other forms of stock-based awards helps to align the interests of management and stockholders and enables executives to develop long-term stock ownership in the Corporation. In addition to an executive's past performance, the Corporation's desire to retain an individual is of paramount importance in the determination of stock-based on grants. The Corporation has traditionally used stock options as the most common form of stock-based awards granted under the 1999 Stock Option Plan. However, due to new accounting pronouncements applicable to stock-based awards, the Corporation has begun to use and expects to continue to use restricted stock and/or restricted stock unit awards as the most common form of stock-based awards granted under the 1999 Stock Option Plan.

The Compensation Committee believes that the Corporation's equity incentive program should be broad based. Accordingly, during the past three fiscal years, approximately 85% of the total number of all stock options granted by the Corporation were granted to employees below the Vice President level, and approximately 15% were granted to employees at the level of Vice President and above (a group including an average of 13 individuals). One hundred percent of current employees hold one or more stock option grants. The Corporation's equity incentive program is a key element of the Corporation's compensation program and its goal of attracting and retaining highly qualified individuals essential for the Corporation's success. The Compensation Committee believes that these stock-based awards will help drive superior performance by these individuals, will contribute significantly to the Corporation's future and will align the interests of employees and stockholders.

Options for Non-Executive Employees and Consultants. For administrative convenience the Board of Directors has established a Stock Option Committee, the sole member of which is currently Anil K. Singhal. The Stock Option Committee is responsible for granting stock-based awards to employees and consultants of the Corporation who are not executive officers or directors of the Corporation. The Stock Option Committee operates under guidelines established by the Board of Directors based upon recommendations of the Compensation Committee and reports all options granted at each regularly scheduled meeting of the Board of Directors.

Executive Officer Options. When establishing stock-based grant levels for executive officers, the Compensation Committee considers the existing levels of stock ownership, previous grants of stock options, vesting schedules of previously granted options and the current stock price. Options granted in fiscal year 2005 were granted at an exercise price per share equal to or greater than the fair market value of the common stock, as determined by the Compensation Committee. The Compensation Committee reviews stock-based grants to executive officers on an annual basis and considers the level of outstanding awards as a factor in its determinations with respect to overall compensation for each of the executive officers. For additional information regarding the grant of options, see the table under the section heading "Option Grants in Last Fiscal Year" above.

Other Benefits. The Corporation also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Corporation offers a stock purchase plan, under which employees may purchase common stock at a discount, and a 401(k) plan, which allows employees to invest in a wide array of funds on a pre-tax basis. The Corporation also maintains insurance and other benefit plans for its employees.

Chief Executive Officer's Compensation. In fiscal year 2005, the Corporation's Chief Executive Officer, Anil K. Singhal, received salary compensation of $250,000 and a bonus of $112,750.

Tax Deductibility of Executive Compensation. In general, under Section 162(m) of the Code, the Corporation cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's present intention, for so long as it is consistent with its overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Conclusion. The Compensation Committee intends to continue the policy of linking executive compensation to corporate performance, both financial and strategic, with the goal of increasing stockholder value over time.

Respectfully submitted by the Compensation Committee

Joseph G. Hadzima, Jr., Chairman
John R. Egan

Compensation Committee Interlocks and Insider Participation

Neither Mr. Egan nor Mr. Hadzima was, during the past fiscal year, an officer or employee of the Corporation or any of its subsidiaries, was formerly an officer of the Corporation or any of its subsidiaries or had any relationship with the Corporation requiring disclosure herein. During the past fiscal year, none of the Corporation's executive officers served as:

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, of whose executive officers served on the Compensation Committee of the Corporation;
- a director of another entity, one of whose executive officers served on the Compensation Committee of the Corporation; or
- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Corporation.

Compensation of Directors

Non-employee directors are compensated $12,500 annually for their services and also receive compensation of $1,500 for each regular Board of Directors meeting attended and $2,000 annually for serving on a committee of the Board of Directors. They are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or of any committee thereof. Non-employee directors are granted options to purchase 10,000 shares of common stock of the Corporation, which vest in one year, provided that during such year, such director attends at least 75% of the meetings of the Board and at least 75% of the meetings of any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, the options will not become exercisable until the third anniversary of the date of grant.

Each new non-employee director is granted options to purchase 10,000 shares of common stock of the Corporation upon his or her initial election to the Board of Directors. Such options vest on the date of the next annual meeting of stockholders of the Corporation following the date of grant, provided that during the period between the date of grant and the date of such annual meeting of stockholders, such director attends at least 75% of the meetings of the Board and at least 75% of the meetings of any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, the options will not become exercisable until the third anniversary of the date of grant. No director who is an employee of the Corporation will receive separate compensation for services rendered as a director.

Stock Performance Graph

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on the Corporation's common stock during the period from the Corporation's initial public offering on August 12, 1999 through March 31, 2005, with the cumulative total return of the Nasdaq Stock Market National Market Index ("Nasdaq National Market Index") and the S&P Communications Equipment Index. The comparison assumes $100 was invested on August 12, 1999 in the Corporation's common stock or on July 31, 1999 in the Nasdaq National Market Index and the S&P Communications Equipment Index and assumes reinvestment of dividends, if any. Prior to August 12, 1999, the Corporation's common stock was not publicly traded. Comparative data is provided only for the period since that date.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Research Data Group, Inc., a source believed to be reliable, but the Corporation is not responsible for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NETSCOUT SYSTEMS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE S & P COMMUNICATIONS EQUIPMENT INDEX



* $100 invested on 3/31/00 in stock or index—including reinvestment of dividends. Fiscal year ending March 31.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Corporation's directors, executive officers and holders of more than 10% of the Corporation's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of the Corporation. Such persons are required by regulations of the SEC to furnish the Corporation with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended March 31, 2005 and written representations from certain Reporting Persons, the Corporation believes that all Section 16(a) filing requirements were complied with on a timely basis during the fiscal year ended March 31, 2005.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at the 2006 Annual Meeting of Stockholders of the Corporation must be received at the Corporation's principal executive office no later than the close of business on March 30, 2005. In order to curtail controversy as to the date on which a proposal was received by the Corporation, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary.

Under the Corporation's by-laws, stockholders who wish to make a proposal at the 2006 Annual Meeting of Stockholders of the Corporation, other than one that will be included in the Corporation's proxy materials, must notify the Corporation no earlier than the close of business on February 28, 2006 and no later than the close of business on March 30, 2006. If a stockholder who wishes to present a proposal fails to notify the Corporation by the close of business on March 30, 2006, the stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the Corporation's by-laws, the proposal is brought before the annual meeting of stockholders, then under the proxy rules of the SEC, the proxies solicited by management with respect to the next annual meeting of stockholders will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the persons appointed as proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

AUDITORS FEES AND SERVICES

The following sets forth the aggregate fees billed to the Corporation by the Corporation's independent registered public accounting firm during the fiscal years ended March 31, 2005 and 2004:

Audit Fees

Fees for audit services were approximately $797,000 and $328,000 for the fiscal years ended March 31, 2005 and 2004, respectively, including fees associated with the annual audit, the reviews of the Corporation's quarterly reports on Form 10-Q, statutory audits required internationally, fees related to filings with the SEC and accounting consultations.

Audit-Related Fees

Fees for audit-related services were approximately $10,000 and $0 for the fiscal years ended March 31, 2005 and 2004, respectively, including fees associated with services related to internal control.

Tax Fees

Total fees for tax services were approximately $38,000 and $65,000 for the fiscal years ended March 31, 2005 and 2004, respectively, consisting of tax compliance and preparation fees, transfer price study fees and other tax advisory services.

All Other Fees

Total other fees were approximately $8,000 and $0 for the fiscal years ended March 31, 2005 and 2004, respectively, consisting of advisory services.

The Corporation's Audit Committee has implemented procedures under the Corporation's Audit Committee Pre-Approval Policy for Audit and Non-Audit Services (the "Pre-Approval Policy") to ensure that all audit and permitted non-audit services provided to the Corporation are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of the Corporation's independent registered public accounting firm for specific audit and non-audit services within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the Audit Committee before it may be provided by the Corporation's independent registered public accounting firm. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the Audit Committee. All of the audit-related, tax and all other services provided by the Corporation's independent registered public accounting firm to the Corporation in fiscal year 2005 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. All non-audit services provided in fiscal year 2005 were reviewed with the Audit Committee, which concluded that the provision of such services by the Corporation's independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by the Corporation and, in addition to soliciting stockholders by mail through its regular employees, the Corporation may request banks, brokers and other custodians, nominees and fiduciaries to solicit their customers who have stock of the Corporation registered in the names of a nominee and, if so, will reimburse such banks, brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Corporation may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation. The Corporation may retain a proxy solicitation firm to assist in the solicitation of proxies. The Corporation will bear all reasonable solicitation fees and expenses if such a proxy solicitation firm is retained.

Annex A

NETSCOUT SYSTEMS, INC.
(the "Corporation")

Audit Committee Charter

A. PURPOSE AND SCOPE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities by (1) reviewing and overseeing: (i) the financial reports provided by the Corporation to the Securities and Exchange Commission ("SEC"), the Corporation's shareholders or to the general public, and (ii) the Corporation's accounting policies, internal accounting controls, internal controls over financial reporting, auditing functions and financial reporting practices, (2) ensuring the independence of the independent auditor and thereby furthering the integrity of the Corporation's financial reporting; and (3) establishing procedures designed to facilitate: (i) the receipt, retention and handling of complaints regarding disclosure controls and procedures, internal controls over financial reporting and accounting or auditing matters, (ii) the receipt of confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters and (iii) submission by employees or consultants of the Corporation performing internal audit functions of concerns regarding questionable accounting or internal auditing matters.

B. COMMITTEE STRUCTURE AND MEMBERSHIP

The Committee shall be comprised of a minimum of three directors as appointed by the Board, who shall meet the independence and audit committee composition requirements under the rules and regulations of The Nasdaq National Market and the rules and regulations promulgated by the SEC, as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement at the time of appointment to the Committee. At least one member of the Committee shall have had past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. At least one member of the Committee shall be an "audit committee financial expert" as defined by the SEC (who may be the same person with the qualifications described in the preceding sentence.)

The members of the Committee shall be elected by the Board at the Board meeting following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

2. Review with representatives of management and representatives of the independent accounting firm the Corporation's audited annual financial statements prior to their filing as part of the Annual Report on Form 10-K.

After such review and discussion, the Committee shall recommend to the Board whether such audited financial statements should be published in the Corporation's annual report on Form 10-K. The Committee shall also review the Corporation's quarterly financial statements prior to their inclusion in the Corporation's quarterly SEC filings on Form 10-Q. The Committee shall also review the disclosure relating to financial statement, accounting and auditing matters contained in the Corporation's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. The Committee shall also instruct the Corporation's management to disclose in its Form 10-K and annual proxy statement for each annual meeting of stockholders the approval by the Committee of any non-audit services performed by its independent accounting firm and to review the substance of such disclosure and the considerations relating to the compatibility of the performance of such services with the independence of the accounting firm.

3. Review with representatives of management and representatives of the independent accounting firm the financial information included in the quarterly earnings press release prior to its public release.

4. Take steps designed to insure that the independent accounting firm performs timely reviews of the Corporation's interim financial statements prior to their inclusion in the Corporation's quarterly reports on Form 10-Q.

Independent Accounting Firm

5. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any independent accounting firm engaged (including resolution of disagreements between management and the independent accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, and indicate to such independent accounting firm that it must report directly to the Committee. Notwithstanding the foregoing, the Committee acknowledges that the independent accounting firm is ultimately accountable to the Board and the Committee, as representatives of the Corporation's shareholders.

6. Approve, in advance or through an established pre-approval policy and procedure, all audit services and permissible non-audit services to be performed by the Corporation's independent accounting firm, and the fees and other compensation to be paid to the independent accounting firm for such services.

7. On an annual basis, receive from the independent accounting firm a formal written statement on its independence identifying all relationships between the independent accounting firm and the Corporation consistent with Independence Standards Board ("ISB") Standard 1, as it may be modified or supplemented. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact its independence and objectivity. The Committee shall determine if appropriate action needs to be taken to ensure independence of the independent accounting firm.

8. On a quarterly and annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") 61, as it may be modified or supplemented.

9. Meet with the independent accounting firm prior to the audit to review the scope and to approve the annual audit and attestation plans.

10. Evaluate the performance of the independent accounting firm against the annual audit and attestation plans.

11. In discussions with the independent accounting firm and management, review quarterly the quality and acceptability of the consistency and completeness of applying Corporate accounting principles, the evaluation of management's judgments, accounting estimates and treatment of unusual items and the timing of recorded transactions.

12. Instruct the independent accounting firm that the Committee should be advised if there are any areas known to them that require special attention of the Committee.

Compliance

13. The Committee will review and discuss with management and the independent accounting firm the Corporation's legal and ethical compliance, including any material fraud, in financial reporting.

14. The Committee will establish procedures for (i) the receipt, retention and handling of complaints regarding disclosure controls and procedures, internal controls over financial reporting, and accounting or auditing matters, (ii) confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and (iii) submission by employees or consultants of the Corporation performing internal audit functions of concerns regarding questionable accounting or internal auditing matters.

15. To the extent deemed necessary by the Committee, it shall have the authority to engage independent legal counsel and other advisors to carry out its duties. To the extent deemed necessary by the Committee, it shall have the authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Corporation, including the investigation of any allegations that any officer or director of the Corporation, or any other person acting under the direction of such person, took any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Corporation for the purpose of rendering such financial statements misleading and, if such allegations prove to be correct, take or recommend to the Board appropriate disciplinary action.

Reporting

16. Prepare, in accordance with the rules of the SEC as modified or supplemented from time to time, a written report of the Committee to be included in the Corporation's annual proxy statement for each annual meeting of stockholders.

Meetings

17. The Committee will meet on a regular basis and special meetings will be called as circumstances require. The Corporation's Chief Financial Officer, Chief Accounting Officer and representatives of the independent accounting firm will normally be present at each meeting. On a regular basis, the Committee will also hold private sessions with the representatives of the independent accounting firm. Minutes of the meetings will be taken including notations as to what private sessions occur.

General

18. The Committee shall have the authority to direct the Corporation to provide appropriate funding, as determined by the Committee, for payment of compensation (i) to the independent accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation and (ii) to any advisors engaged by the Committee and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate to carry out its duties.

19. The Committee will self assess whether it has complied with its membership requirements under the rules and regulations of The Nasdaq National Market and the SEC and whether this Audit Committee Charter requires updating or other modification.

20. The Committee will review and approve all related party transactions.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

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2005 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _________

Commission file number 0000-26251

NETSCOUT SYSTEMS, INC.
(Exact name of registrant as specified in charter)

Delaware	**04-2837575**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). YES ☒ NO ☐

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2004 (based on the last reported sale price on the Nasdaq National Market as of such date) was approximately $97,070,231.83. As of June 2, 2005, there were 30,831,420 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's definitive proxy statement to be mailed to stockholders in connection with the annual meeting of stockholders scheduled to be held in Boston, Massachusetts on September 14, 2005, are incorporated by reference into Part III of this report. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2005
TABLE OF CONTENTS

PART I

Item 1.	Business	3
Item 2.	Properties	13
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	14
Item 6.	Selected Financial Data	15
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	42
Item 8.	Financial Statements and Supplementary Data	42
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	42
Item 9A.	Controls and Procedures	42
Item 9B.	Other Information	43

PART III

Item 10.	Directors and Executive Officers of the Registrant	44
Item 11.	Executive Compensation	44
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	44
Item 13.	Certain Relationships and Related Transactions	44
Item 14.	Principal Accountant Fees and Services	44

PART IV

Item 15.	Exhibits and Financial Statement Schedules	45
	Signatures	46
	Index to Consolidated Financial Statements	F-1
	Index to Exhibits	
Exhibit 21	Subsidiaries of NetScout.	
Exhibit 23	Consent of PricewaterhouseCoopers LLP.	
Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
Exhibit 32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
Exhibit 32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

PART I

Item 1. Business

NetScout Systems, Inc. designs, develops, manufactures, markets, sells and supports a family of integrated products that enable performance and optimization of complex, high-speed networks, including the ability to efficiently deliver critical business applications and content to end-users. We manufacture and market these products in an integrated hardware and software solution that has been used by enterprises, governmental agencies and service providers worldwide. We manage our business as a single operating segment and substantially all of our identifiable assets are located in the United States of America.

Businesses have continued to increase their reliance on software applications and computer networks, making them strategic assets for competitive advantage and essential business operations. To support the growing number of users and their demands for faster and more reliable computer network access, new network technologies and products are continually being introduced. In addition to the traditional local area networks (LAN) and wide area networks (WAN), businesses are implementing storage area networks (SAN) to help them with their storage needs. Furthermore, with the proliferation of malicious computer viruses, destructive worms and sophisticated hackers, businesses are quickly adopting robust security systems and procedures that are not always consistent with performance goals. The result is increasingly large, complex and geographically dispersed networks and infrastructures that are extremely difficult to manage and application responsiveness goals that are very difficult to guarantee. Computer network malfunctions and traffic congestion cause performance degradations that result in significant business interruptions, lost revenue and customer dissatisfaction. Consequently, businesses are recognizing the critical importance of addressing network performance problems for all aspects of their networks quickly and proactively.

The *nGenius*® Performance Management System, our integrated appliance-based software solution, monitors, collects and publishes information on the traffic flows throughout the infrastructure of individual software applications such as Voice-over-IP, e-commerce, supply chain management and customer relationship management, as well as the performance of the underlying network (routers, switches and communication links) and its users' behaviors. The *nGenius* Solution draws on performance data collected from multiple sources, including our line of network monitoring appliances, called *nGenius* Probes, intelligent software agents, and directly from network devices. The hardware probes attach to the network non-intrusively and collect information about the network's traffic flows in real time. They generate in-depth information about application and network traffic activity that is unique to NetScout's *nGenius* Probes, as well as industry-standard performance data. Organizations can gain "end-through-end" visibility to better understand and optimize traffic flows and application performance across the network by placing probes at strategic locations throughout a network. This "end-through-end" architecture provides information far superior to "end-to-end" approaches that only collect data at the edge, rather than throughout, the network. In addition to probes, the *nGenius* Solution includes intelligent software agents that simulate end-user transactions. These agents measure and report the response times that would be experienced by end-users throughout internal networks and across the Internet.

The *nGenius* Solution generates information, analyzes it and publishes it in real-time displays and customizable historical reports. These reports summarize the status of network activity, service levels, application performance, device utilization, and other critical aspects of network availability, utilization and performance, and are delivered to the end-user in an easy-to-read, Web-based newspaper format. Our customers use the information generated by the *nGenius* Solution to proactively detect problems, thereby reducing the severity and the frequency of network slowdowns and service interruptions. They can manage the delivery of services and monitor service-level agreements, assess infrastructure capacity against future needs, and justify requirements for additional resources.

During fiscal year 2005, we announced High Definition Performance Management (HDPM) for the *nGenius* Performance Management System, a new technology initiative that addresses the critical need for detailed, granular visibility of application performance in today's large complex global enterprise and governmental networks. Increases in both application complexity and traffic loads have given rise to higher speed

infrastructures and Quality of Service (QoS") prioritization to optimize end-user's response times. To meet the challenges required for visibility into the health and activity of these applications and infrastructures, NetScout extended the *nGenius* Performance Management System with High Definition capabilities for recording comprehensive details on all application traffic flows and conversations, with one minute resolution. The CDM strategy and architecture, launched by NetScout three years ago, has enabled us to attack major new challenges facing enterprises today as they strive to increase performance levels across their network with superior information and greater ease. In April 2005, HDPM was released in a new version of the *nGenius* Performance Management System, and one other minor release was made earlier during fiscal year 2005. Both releases added valuable capabilities and incorporated customer feature requests such as application visibility into Multi-Protocol Label Switching (MPLS), Virtual Private Networks (VPN), third party packet analysis trace files, Cisco Network Analysis Modules (NAMs), and peer-to-peer applications.

During fiscal year 2005, we also announced definitive intent to acquire substantially all assets and operations of Quantiva, Inc. ("Quantiva"), a provider of automated analytics solutions for application performance management. The acquisition was closed in April 2005, and products from this effort are expected to be delivered in the second half of fiscal year 2006. Quantiva's patent-pending technology uses real time performance metrics to establish statistically expected behavior values using advanced modeling and analytics. When a measurement such as the response time of a critical business application is recognized as deviating from its usual behavior, Quantiva's software automatically performs diagnostic analysis to determine the likely cause. The final outcome is fewer, more reliable alarms, accompanied by actionable diagnostic results, increasing IT productivity, and improving business service dependability and responsiveness. We are expecting that this acquisition will extend our leading market position with unique technology that automates the process of detecting and diagnosing application performance problems before they impact critical business services.

We market and distribute our products through our own direct sales force and through channel partners that include original equipment manufacturers, distributors, resellers, service providers and systems integrators. Our principal customers are Global 5000 enterprises, representing a wide range of industries including financial services, technology, telecommunications, healthcare, retail, manufacturing, and service providers as well as many large agencies of the federal government. As of March 31, 2005, NetScout has licensed our products to more than 3,200 customers and no customer represented more than 10% of revenues in fiscal year 2005 and 2004. One customer represented 10% of revenues in fiscal year 2003.

Our principal executive offices are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978)-614-4000.

Industry Background

Enterprise and governmental organizations are increasingly dependent upon their computer data networks to manage and deliver information and business services, both for internal operations and to serve their many constituencies: customers, suppliers, investors, employees, and citizens. Their dependence on computer networks is in many cases equal to or greater than the level of reliance that organizations have long had on the public telephone voice network for internal communications and to reach constituents.

As they did with the voice network in the past, enterprises today are turning to data network solution providers to fulfill their need for available, flexible and reliable network service in the face of serious internal skill and resource constraints. While enterprises and service providers have continued building networks to satisfy the anticipated growth in demand for information and services, many federal, state and local governmental agencies are building IT infrastructure to comply with bold e-government and security coordination initiatives. The key payloads of these networks are the applications and data that provide the day-to-day operational platform upon which business and government function.

The availability of the network as well as the speed, flexibility, and cost with which it can deliver high-quality applications, information, knowledge, productivity, reach and rapid execution determines the ultimate value of the data network to an organization. As network dependence grows and uses of the network become increasingly mission-critical, the need for network and application reliability, performance and efficiency grows even faster.

The period of fast growth of network infrastructures from the late 1990's through 2000 caused network management to be accorded a secondary consideration for organizations that were striving for rapid expansion to address perceived market opportunities or competitive threats. In recent years, this led to added network complexity with excess capacity, due to an "over-provisioning" approach to managing networks, using high redundancy and high capacity to provide network availability and performance without fully utilizing network measurement and management tools. Additionally, as these networks have expanded in this haphazard manner, limited attention has been paid to the proliferation of disparate management data types, troubleshooting tools and management metrics.

Today, even as IT spending is returning to modest growth after a few years of severe cost controls, enterprises, governmental agencies and service providers are focusing on obtaining productivity and returns from their existing investments in network facilities, not just on building them. In this environment, the appeal of unified, effective network and application management solutions is much greater. Solutions that provide improved network availability, application performance monitoring and network efficiency, while reducing the clutter and complexity of multiple management tools and management data, are increasingly important, especially in the face of sustained downward pressure on total cost of IT operations and the emergence of new, complex technologies that are rarely balanced by a parallel growth in available IT resources.

Traditional Approaches to Network Performance Management

Network management solutions providers have developed several approaches to manage different aspects of the overall network management challenge. These approaches are often broadly categorized as element management, operations management, performance management, and business service management.

Dominated by tools from manufacturers of network devices that are specific to managing each vendor's equipment, element management systems provide the basic functions of managing a network. Most often they present visualizations of device status and are used for making configuration changes to network devices such as routers and switches. Element management systems are "silo-like" and limited in visibility to other network domains; therefore heterogeneous, or multi-vendor, network environments require multiple element management systems.

Operations management focuses on collections of linked network devices. Operations management systems discover network components, show network topology and device status, support day-to-day administration and supply "break-fix" fault and problem management, or troubleshooting, functions. Such systems understand the relationships between multi-vendor network components. They are often called "frameworks" or "manager of managers" because they consolidate data from different element management systems and provide a structure for managing heterogeneous, or multi-vendor, networks. However, operations management systems offer little or no traffic-based network performance information. Hewlett-Packard's OpenView and Micromuse's Netcool® are examples of operations management systems.

Performance management encompasses proactive measures for monitoring and assuring the quality and level of service provided by the devices and communications links that deliver business applications across the network. It also compares the expected performance of the network against actual results by collecting and archiving data over time for baselines, trend analysis, historical usage analysis and service level reporting. The most sophisticated systems collect data in real time for on-the-spot investigation and management as well as perform advanced, forward-looking analysis. Our *nGenius* Performance Management System, through its real-time monitoring and troubleshooting features, as well as its capacity planning and reporting functions, fully addresses the needs and goals of the performance management model.

Business service management is an emerging product and discipline area that aligns network and network service performance with the business processes that the network and applications support. It also integrates component status and performance measurements to display performance at the business service level and correlates

network component problems to the affected business service. These advanced functions help prioritize network support resources and add a business value dimension to network planning and design efforts. With a large array of Web-based reports presenting network and application performance in logical business-oriented groupings and context, our *nGenius* Performance Management System supports the objectives of this emerging market.

NetScout's Approach to Network and Application Performance Management

Our approach to network management is based on the principle that a unified system which spans the informational needs from network operations to business management in one integrated platform will give end-users a much more comprehensive business-relevant view of critical resources within the computer network. The introduction of our CDM, or Common Data Model, Technology and Architecture is the cornerstone of this approach.

CDM™ Technology

We have developed the unique, patent-pending, CDM Technology around the firm conviction that flow-based performance data is the most powerful basis upon which to build high-value, business-relevant network and application performance management solutions. Our flow-based approach simplifies operational management tasks by integrating traffic flow data from disparate network data sources into a common model for consistent analysis, views and reports. The CDM Technology allows us to collect performance data from multiple sources spanning virtually any network or application technology or topology, whether retrieved from our probes, standards-based infrastructure devices, or value-added performance information from our technology partners' devices. All data is then mapped into a common performance data repository, where *nGenius* Performance Manager can be used to provide a comprehensive solution for real-time and historical troubleshooting, capacity planning, and applications performance management across the enterprise. It delivers a complete end-through-end view of the performance of network applications and services.

NetScout has built upon the CDM foundation by extending the *nGenius* Performance Management System with High Definition capabilities for collecting comprehensive details on all application traffic flows and conversations, all the time, with one minute granularity. The enhanced visibility that HDPM brings IT organizations is helping enterprises to meet the challenges required for visibility into the health and activity of networked applications and infrastructures.

NetScout Products and Performance Technology

We develop, manufacture, sell and support network performance management solutions under the *nGenius* brand. The *nGenius* Performance Management System, based on our patent-pending CDM Technology, is a robust and complete solution, consisting of integrated hardware and software components that monitor, measure and report on the network's ability to fulfill its performance, cost and service-level objectives. The system is comprised primarily of two components—data collection (via our *nGenius* Probes, Active Agents, and SNMP collectors) and information filtering, aggregation, recording, analysis and presentation via our *nGenius* Performance Manager software application.

nGenius Performance Manager is a multi-function performance management solution implemented in a single, integrated application that monitors and reports on network and application traffic, troubleshoots performance problems and provides precise information for capacity planning. It seamlessly integrates real-time and historical information in a single management application. By using data collected by our probes, it provides a logical, business-oriented representation of network and application performance, with the ability to drill-down into layers of additional detail, all the way down to the bit-by-bit composition of individual packets. This intuitive solution, which has been designed for ease of use and Web-based distribution, also contains features that simplify and enable logical, deterministic monitoring and management of large, geographically dispersed networks. *nGenius* Performance Manager v. 2.0 began shipping in August 2003 and represents the majority of our installed base of customers. *nGenius* Performance Manager v. 3.0, which delivers high definition extensions to the *nGenius* Solution, was released and began shipping in April 2005.

During fiscal year 2005, we introduced new forensic and audit trail capabilities with the *nGenius* Flow Recorder, a security-hardened, Linux-based appliance that provides high-performance recording and analysis of network traffic. Deployed as part of our *nGenius* System product family, the *nGenius* Flow Recorder complements NetScout's existing enterprise-wide performance management solution with advanced analysis of extended, continuous full payload trace recordings to help customers reconstruct events where extended recording and analysis of packets is needed to diagnose intermittent problems. Enhancements released in *nGenius* Flow Recorder v. 3.0 that added alarming on traffic irregularities and playback for HTTP and VoIP traffic began shipping in May 2005.

The principal hardware-based portion of the *nGenius* Performance Management System consists of our *nGenius* Probes, which are at the core of our network performance management solution. These high performance appliances attach to the network in a non-intrusive, passive manner and monitor traffic patterns in real time on critical segments of the network. Through in-depth, on-the-fly analysis of traffic information, the probes are able to monitor error rates, usage levels and response times by application, by user and by server and are able to detect and alarm on unexpected conditions. By placing probes at strategic locations throughout a network, organizations gain network-wide visibility of their traffic flows so they can better understand and optimize application performance and delivery.

We continually enhance our probe technology to ensure visibility into all types of network traffic and communications technologies. *nGenius* Probes monitor all business applications, as well as voice, video, multicast, and Web applications. They support the widest range of network topologies, including Gigabit Ethernet; Fast Ethernet; Frame Relay and Wide Area Network T1/E1 and T3/E3; Demarcation-point T1D/E1D; TS3/E3 for HSSI; DS3/E3 for ATM; OC-3c/STM-1 and OC-12c/STM-4 for Packet-over-SONET; OC-3c/STM-1 and OC-12c/STM-4 for ATM; and Fibre Channel for storage area network environments. In May 2005, we announced the availability of our new *nGenius* Packet-over-SONET Probe for OC-48c/STM-16c environments that is targeted at the wireless telecommunications market segment.

Our track record of innovation began with the introduction of Ethernet Probes in 1992 and continues at an accelerated pace today. We have continued to innovate probe technology with the addition of more than thirty new probes over the past ten years.

During fiscal year 2005, we introduced new probe products that expanded our market reach in response to customer needs. We introduced the industry's first multi-port probe for T1/E1 Inverse Multiplexed over ATM networks for customers requiring visibility into this strategic WAN technology. We delivered the industry's first high density (8-port) T1/E1 WAN/Frame Relay Probes for cost effective coverage in data centers having multiple links connecting to branch offices, and we released the industry's first application-aware OC-48 Probe for the growing number of organizations worldwide that are upgrading their core with this level of capacity.

We also continued to advance our solutions for integrated performance management of third party data sources. In particular, we released the *nGenius* Flow Collector for dedicated collection of NetFlow information in April 2005. The *nGenius* Flow Collector offers enterprises a high-capacity, cost-effective solution for extending their existing investment in infrastructure products that generate NetFlow data. Our underlying CDM Technology ensures that all the *nGenius* Flow Collector data is mapped into the common formats found in *nGenius* Performance Manager combining it with other standards-based and *nGenius* Probe information to provide a comprehensive solution for real-time and historical troubleshooting, capacity planning, and applications performance management across the enterprise. Information from the *nGenius* Flow Collector can also be exported to the *nGenius* Flow Recorder for extended captures of NetFlow information for forensics analysis or use by third party applications.

Strategy

Enhancing shareholder value through sustained growth, profitability and market leadership is our continued objective. We intend to pursue growth through expanding our worldwide presence, expanding our customer base,

establishing relationships with new technology partners, increasing our mindshare with strategic resellers and increasing our ongoing business with our established customers. We intend to extend our market leadership by continuing to expand the market's first strategic, integrated, network performance management platform that overlays the network and to create the information needed to proactively avoid network failures and performance degradations. Key elements of our strategy include:

Extended Technology Leadership. We intend to continue to devote significant development resources to expand and enhance our first-to-market, integrated platform for performance management solutions that capitalizes on our extensive experience with global organizations and their very large computer networks. Key aspects of our technology leadership include the ability to generate new statistics and information from network traffic, the ability to develop new and groundbreaking performance management techniques based on that information, the ability to deliver solutions across a multi-vendor environment, and our vision of emerging uses of communications technology and networked environments. As part of our strategy, we will enter into strategic relationships with, and/or acquire other companies to complement our technologies. We intend to incorporate new technologies and provide solutions that will enable businesses, service providers, and governmental agencies to manage and optimize the performance of their networks, network-delivered applications and network-based service offerings.

Expand Reporting and Analysis Software Solutions. We plan to enhance our analysis, presentation and reporting software to capitalize on growing demands for integrated performance management solutions and opportunities that have been created by changes and trends in networking and application technologies such as Voice-over-IP. We also plan to leverage the unique information generated by our probes and through enhanced integrated reporting and analysis tools.

During fiscal year 2005, we announced definitive intent to acquire substantially all assets and operations of Quantiva, a vendor of advanced application performance anomaly detection and automated problem analytics. Quantiva's technology will be integrated into the *nGenius* Solution to deliver first-to-market capabilities for proactive assurance of network and application performance by applying analytics to the rich application-aware measurements available from the *nGenius* System and to data from other third-party instrumentation. The acquisition was closed in April 2005, and products from this effort are expected to be delivered in the second half of fiscal year 2006.

Extend Probe Family. We plan to continue the expansion of our probe line of products, extending our monitoring capabilities to meet emerging network environments, higher speeds, new types of traffic, new communications architectures and technologies and new network topologies. To ensure that our customers are able to achieve comprehensive oversight of their networks, we will maintain our support for older technologies while regularly introducing probes for newer ones. Our probe family covers technologies for both domestic and international markets.

Expand Our Installed-Base. Throughout our history there have been more than 3,200 customers that have deployed our products worldwide to monitor more than 100,000 network segments. We have initiated steps to target existing users of our products with marketing and sales programs designed to promote more extensive use of our performance management solutions. Customers can purchase products through our reseller partners or directly from us. In both cases (reseller or direct sales), we believe in a "high-touch" selling model to assure customer satisfaction. In this model, our worldwide field sales force maintains a very high presence with customers and prospects, consulting in both direct and reseller sales opportunities to meet customers' needs.

Target Market Opportunities. We target our products at markets that we believe have the potential for growth. We have identified the following markets as having the potential for increasingly strong demand for our integrated products:

- Global enterprises;
- Federal, state and local governments;

- Global service providers, including IP-based wireless and wireline carriers, Internet Service Providers, or ISPs, Managed Service Providers, or MSPs, and outsourcers; and
- Professional technology services organizations, such as systems integrators.

Expand Distribution Channels. We plan to continue to increase our direct field sales presence where it is advantageous to do so during fiscal year 2006. We also seek to develop additional indirect distribution channels with systems integrators, resellers and service providers. In early fiscal year 2005, we announced a new, multi-tiered Channel Partner Program designed to attract premier channel partners and to leverage combined marketing and sales efforts between NetScout and key identified distributors. Our channel relationships include: NEC, Northrop Grumman, Dimension Data, Siemens, and others. During this past year we announced several new channel agreements, including SBC, Shanghai Posts & Telecommunications Equipment Co., in the People's Republic of China ("PRC"), Transition Systems of Malayasia, Thailand, and Philippines, and Shenzhen Netsky Co., in the PRC. These and other important channel partners facilitate the worldwide distribution and market acceptance of our solutions.

Facilitate Development of Complementary Third-Party Products and Strategic Relationships. Our probes generate rich performance information that can enhance the value of third-party software products. As a means to increase demand for our products, we encourage the development of applications that add value to our solutions. OPNET, a technology alliance partner, uses our unique network information to develop sophisticated, predictive models of our joint customers' networks' behavior. We have expanded our partnership with OPNET to include the integration of our real-time traffic and performance information into their products.

In addition, *nGenius* Performance Manager can be used with Hewlett-Packard's OpenView Network Node Manager. NetScout was accepted as a Platinum Business Partner in HP's Enterprise Management Alliance Program and *nGenius* Performance Manager was certified by HP to integrate with HP OpenView during fiscal year 2005. Furthermore, we are working with applications vendors in other complementary areas, such as usage-based billing and security analysis and detection, to utilize our *nGenius* System as a superior source of consolidated network and application traffic information.

With the advent of CDM Technology and our solution's ability to display and analyze disparate performance data sources, we announced an Alliance Program in 2002 targeted at both network infrastructure vendors and network management application providers. During fiscal year 2005, NetScout Systems became an Avaya Premier Devconnect Member following completion of compliance testing of the *nGenius* Performance Management Solution with Avaya's S8700 Media Server and S8300 Media Server running Avaya Communication Manager. This gives Avaya's and NetScout's mutual customers the ability to optimize the performance of all their converged voice, multimedia and data applications enterprise-wide.

Leverage Competitive Advantages. We intend to leverage the competitive advantage of our application and user-level network-traffic-information-generating technology in probes, active agents and analysis software to build the broadest, most robust network performance management solutions for large, global, strategic networks of the future—a solution which will be the core management system for those networks.

Sales and Marketing

NetScout targets corporations, governments and service providers with large, mission-critical networks through a combination of direct and indirect sales channels. We emphasize hiring practices and orientation methods that ensure our sales personnel are highly experienced, talented and well trained. We provide programs for our direct sales force, as well as channel partners, throughout the year, for in-depth product and technical training. We encourage joint initiatives involving our sales teams and the teams of our partners.

NetScout's sales force utilizes a direct "high-touch" sales model that consists of meetings with customers to understand and identify their unique business requirements. Our sales teams then translate those requirements into tailored business solutions that allow the customer to maximize the performance of their network. Due to the

complexity of the systems and the capital expenditure involved, our sales cycle can extend from three to twelve months. There is significant ongoing opportunity with existing customers as they expand and change their networks and add new types of traffic and new applications to their networks. Our sales model is designed to capitalize on this opportunity.

Our indirect channel partners include original equipment manufacturers, distributors, resellers, service providers and systems integrators. Total revenue from indirect distribution channels represented 55%, 50% and 55% of total revenue for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Our sales force is organized into three main regions, North America, Europe—Middle East—Africa and Asia Pacific. Revenue from sales outside North America represented 18%, 19% and 18% of our total revenue in the fiscal years ended March 31, 2005, 2004 and 2003, respectively. The majority of our sales in North America are attributable to the United States. Sales outside North America are primarily export sales through indirect channel partners, who are generally responsible for selling products and providing consulting and technical support and service to customers within their territory. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to any of our North American-based indirect channel partners. These domestic resellers may sell NetScout products to international locations; however, NetScout reports these shipments as North America revenue since NetScout ships the products to a North American location. We expect revenue from sales outside North America to continue to account for a significant portion of our revenue in the future. For more information on the geographic distribution of our revenue, see Note 14 to the attached Consolidated Financial Statements.

As of March 31, 2005, our North American field sales organization consisted of 80 employees. Our international field sales organization consisted of 29 employees with offices in the United Kingdom, Hong Kong, Germany, Norway, Singapore, Taiwan, China, and Japan. In addition, we had 22 employees responsible for providing telesales, training and sales and administrative support located in the United States and abroad.

As of March 31, 2005, our marketing organization consisted of 16 employees. Our marketing organization produces and manages a variety of programs such as advertising, trade shows, public relations, direct mail, seminars, sales promotions, and web marketing to promote the sale and acceptance of our solutions and to build the NetScout and *nGenius* brand names in the marketplace. Key elements of our marketing strategy focus on market education, reputation management, demand generation, and acceleration of strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners.

Support Services

Customer satisfaction is a key driver of NetScout's success. NetScout MasterCare support programs offer customers various levels of high quality support services to assist in the deployment and use of our solutions. NetScout offers premium 24/7 toll-free support to its MasterCare Platinum customers in addition to our standard MasterCare Gold support offering. We have support personnel located in the United States and abroad with some of the support provided by qualified third party support partners. MasterCare support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. For software, which also includes software embedded in our probes, the standard warranty commences upon shipment and expires ninety (90) days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. We believe our warranties are consistent with commonly accepted industry standards.

NetScout issues a monthly support newsletter, MasterCare News, which informs our MasterCare customers of new releases, patches, technical tips and documentation tips. MasterCare customers receive the benefits of an advanced customer support website that provides an on-line database of Frequently Asked Questions and the latest down-loadable patches as well as the on-line trouble ticketing system. NetScout continues to make new investments in call center infrastructure to further improve our ability to service our customers. As of March 31, 2005 our support services organization consisted of 31 employees located in the United States and abroad.

Research and Development

Our success depends on our ability to anticipate and innovate solutions that will meet emerging customer requirements. We have extensive experience in market development in conjunction with pioneering next generation network performance management technologies. Our core technology for monitoring and troubleshooting network and applications performance remains positioned at the forefront of a growing market. Our *nGenius* Solution integrates the principal functions of network and application performance management: real-time network monitoring, applications monitoring, troubleshooting, fault prevention, capacity planning and service level management. Our plans are to leverage the comprehensive benefits of this new, integrated solution into emerging, growth-oriented markets.

As of March 31, 2005, our research and development organization consisted of 104 employees located in the United States and abroad. In addition, we sometimes contract with third parties to perform specific development projects. Research and development expenditures for the fiscal years ended March 31, 2005, 2004 and 2003 were approximately $16.8 million, $14.7 million and $17.1 million, respectively. Costs incurred in the research and development of NetScout's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter until the related software products are available for first customer shipment. During fiscal year 2004, NetScout capitalized $1.3 million of software development costs. Beginning in August 2003 we commenced amortization of capitalized software development costs over a two-year period. In accordance with SFAS 86, there was no capitalization of software development costs during fiscal year 2005.

We predominantly develop our products internally, with some third party contracting. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, such as the Internet Engineering Task Force (IETF), and we engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and applications performance requirements going forward for current and emerging technologies.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process control to ensure the quality and reliability of our products. In February 1998, we obtained ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. In July 2003, we obtained ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction. As of March 31, 2005, our manufacturing organization consisted of 22 employees.

Although we generally use standard parts and components for our products, which are available from various suppliers, each of the computer network interface cards used in our probes is currently available only from separate single source suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While currently we purchase from specific suppliers, we believe that, in most cases, alternate suppliers can be identified if current suppliers are unable to fulfill our needs.

Customers

We sell our products to businesses, government agencies and organizations with large- and medium-sized high-speed computer networks. We have licensed a majority of our products through direct and indirect distribution channels to more than 3,200 customers worldwide. Our products have been licensed to customers operating in a wide variety of industries, such as financial services, technology, telecommunications, manufacturing, government, service provider, healthcare and retail.

Channels

During the fiscal year ended March 31, 2005, we added a number of new resellers to our channel partner program and we are putting additional emphasis on growing our international business through establishing new alliances.

Competition

The market for our products is rapidly evolving, and we expect it to become increasingly competitive as current competitors expand their product offerings and merge their businesses and new companies enter the market. Our principal competitors include several companies who offer alternative solutions for portions of our product lines. For example, we compete with vendors of portable network traffic analyzers and probes, such as Network General, and providers of software-only network management suites, such as Concord Communications, Inc. (which signed a definitive agreement on April 7, 2005 to be acquired by Computer Associates, Inc.). In addition, leading network equipment providers could offer their own or our competitors' solutions in the future. We believe that the principal competitive factors in the network and applications performance management solutions market include product performance, functionality and price, name and reputation of vendor, distribution strength, and alliances with industry partners.

Intellectual Property Rights

Our success and competitiveness are dependent to a significant degree on the protection of our intellectual property portfolio. NetScout uses contractual instruments, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to police and protect its intellectual property portfolio and rights from infringement. From a contractual perspective, NetScout uses various license agreements and non-disclosure agreements to limit the use of NetScout's intellectual property and protect NetScout's trade secrets from unauthorized disclosure. NetScout uses U.S. copyright registration to protect against unauthorized copying of certain software programs in the U.S. and abroad, U.S. and foreign trademark registration to preserve and protect certain brand name recognition and U.S. patent registration to protect certain unique NetScout inventions from being unlawfully exploited by other parties.

With respect to trademark registration, NetScout has been granted registration of the NETSCOUT mark by the U.S., Canadian, and European Union (OHIM) trademark offices. Additionally, registration has been granted by the U.S., Canadian, and Japanese trademark offices for the NetScout logo. NetScout has also been granted registration by the United States Patent and Trademark Office for the NGENIUS mark and the Quantiva mark. We also have been granted registrations in the U.S., Australia, Hong Kong, Japan, and Switzerland for NEXTPOINT, in the U.S. and the European Union for SYNTHETIC TRANSACTIONS, in the U.S., European Union, and Japan for TRAFFIC SIGNATURES, and in the European Union and Japan for APPSCOUT and BUSINESS-CENTRIC NETWORK MANAGEMENT.

Currently, NetScout has applications for trademark registration pending in the European Union (OHIM) trademark office for NGENIUS and the Canadian trademark office for NGENIUS.

In addition, NetScout has rights in the unregistered trademarks of NGENIUS NETWORK SECURITY ADAPTOR, NGENIUS NEWSTAND, MASTERCARE, POWER ALARMS, WORKSPACES, the NetScout slogan, "BECAUSE THE NETWORK IS THE BUSINESS", and the CDM logo.

With regard to copyright registration, NetScout's copyrights for its NGENIUS PERFORMANCE MANAGER 1.4 and 2.0 software programs have been registered with the United States Copyright Office. Additionally, NetScout's copyrights for its firmware 5.2 software program and for its firmware 6.0 software program have been registered with the United States Copyright Office. These copyright registrations can be used globally, through the Bern Convention, to protect registered works from unlawful copying and creation of unauthorized derivative works.

NetScout has two issued U.S. patents and five patent applications pending before the United States Patent and Trademark Office.

Employees

As of March 31, 2005, we had 359 employees, 219 of whom are employed in Westford, Massachusetts. Of the total, 131 were in sales, 16 were in marketing, 31 were in support services, 104 were in research and development, 22 were in manufacturing, and 55 were in general and administrative. None of our employees are represented by a collective bargaining agreement.

Available Information

NetScout's Internet address is http://www.netscout.com. NetScout makes available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 2. Properties

We currently lease approximately 175,000 square feet of space in an office building in Westford, Massachusetts, for our headquarters. The current lease will expire in September 2013 and we have an option to extend the lease for two additional five-year terms. We also lease office space in thirteen other cities for our sales and support personnel, including 3,200 square feet of space in the United Kingdom and 4,400 square feet of space in California. We also lease 14,309 square feet of office space for our engineering and support personnel in India. We believe that existing facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims will not have a significant adverse effect on NetScout's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2005.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

We completed our initial public offering on August 17, 1999 at a price of $11.00 per share. Since that time, our common stock has traded on the Nasdaq National Market under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low closing sales prices for the common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
Fiscal Year 2004:		
June 30, 2003	$5.37	$2.60
September 30, 2003	$5.65	$4.10
December 31, 2003	$9.14	$5.17
March 31, 2004	$9.95	$6.53
Fiscal Year 2005:		
June 30, 2004	$8.84	$5.88
September 30, 2004	$6.87	$4.92
December 31, 2004	$7.67	$5.30
March 31, 2005	$6.74	$4.22

As of May 23, 2005 there were approximately 3,666 stockholders of record of our common stock.

Dividend Policy

In fiscal years 2005 and 2004, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit line agreement prohibit the payment of cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements and general business conditions.

Use of Proceeds

On August 17, 1999, we completed our initial public offering of 3,000,000 shares of common stock at a price of $11.00 per share. The principal underwriters for the transaction were Deutsche Banc Alex Brown, Bear, Stearns & Co. Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated. The registration statement relating to this offering was declared effective by the Securities and Exchange Commission (SEC File Number 333-76843) on August 12, 1999. We received net proceeds of $29.6 million after deducting $2.3 million in underwriting discounts and commissions and $1.1 million in other offering expenses.

Upon the exercise of the over-allotment option by the underwriters, certain selling security holders sold 450,000 shares of common stock for net proceeds of approximately $4.6 million after deducting underwriting discounts and commissions.

Approximately $23.3 million of the proceeds from our initial public offering were used in the acquisition of NextPoint. The balance of proceeds has been invested primarily in U.S. Treasury obligations and other interest bearing investment grade securities.

Issuer Purchases of Equity Securities

During the fourth quarter of fiscal year 2005, we did not repurchase any shares of our outstanding common stock pursuant to the open market stock repurchase program further described below in Note 9 to the attached Consolidated Financial Statements.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2005, 2004 and 2003 and the consolidated balance sheet data as of March 31, 2005 and 2004 are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2002 and 2001 and the consolidated balance sheet data as of March 31, 2003, 2002 and 2001 have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report on Form 10-K. On July 7, 2000, NetScout acquired all of the outstanding common and preferred stock of NextPoint. The results of operations of NextPoint subsequent to July 7, 2000 have been included in NetScout's consolidated statement of income and consolidated balance sheet for the fiscal year ended March 31, 2001. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year ended March 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue:					
Product	$51,352	$41,442	$41,696	$ 51,583	$ 75,673
Service	32,124	28,331	24,527	21,102	18,506
License and royalty	1,738	1,761	5,435	9,599	13,772
Total revenue	85,214	71,534	71,658	82,284	107,951
Cost of revenue:					
Product	16,251	13,135	13,282	18,465	25,737
Service	4,384	4,243	4,565	3,628	3,453
Total cost of revenue	20,635	17,378	17,847	22,093	29,190
Gross profit	64,579	54,156	53,811	60,191	78,761
Operating expenses:					
Research and development	16,789	14,704	17,100	19,841	15,424
Sales and marketing	36,889	34,362	33,380	36,017	39,985
General and administrative	8,121	6,524	7,447	8,107	8,382
Amortization of other intangible assets	—	272	1,088	1,457	1,080
Amortization of goodwill	—	—	—	9,026	6,812
In-process research and development	—	—	—	—	268
Total operating expenses	61,799	55,862	59,015	74,448	71,951
Income (loss) from operations	2,780	(1,706)	(5,204)	(14,257)	6,810
Interest income and other expenses, net	1,039	694	1,145	1,919	3,923
Income (loss) before income tax expense (benefit)	3,819	(1,012)	(4,059)	(12,338)	10,733
Income tax expense (benefit)	949	(467)	(1,520)	(927)	7,027
Net income (loss)	$ 2,870	$ (545)	$ (2,539)	$ (11,411)	$ 3,706
Basic net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)	$ (0.39)	$ 0.13
Diluted net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)	$ (0.39)	$ 0.12
Shares used in computing:					
Basic net income (loss) per share	30,572	30,155	29,897	29,533	28,487
Diluted net income (loss) per share	31,521	30,155	29,897	29,533	29,726

	March 31,				
	2005	2004	2003	2002	2001
			(In thousands)		
Balance Sheet Data:					
Cash, cash equivalents and short- and long-term marketable securities	$ 83,863	$ 75,459	$ 71,265	$ 69,265	$ 61,382
Working capital	76,060	64,541	69,083	60,389	67,665
Total assets	148,287	139,181	135,466	137,298	142,080
Total stockholders' equity	117,449	113,112	111,801	112,707	121,045

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report on Form 10-K.

In addition to the other information in this report, the following Management's Discussion and Analysis should be considered carefully in evaluating NetScout and our business. This Annual Report on Form 10-K contains forward-looking statements. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under "Certain Factors Which May Affect Future Results" in this section of this report and our other filings with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.

Overview

NetScout Systems, Inc. designs, develops, manufactures, markets, sells and supports a family of integrated products that enable performance and optimization of complex, high-speed networks, including the ability to efficiently deliver critical business applications and content to end-users. We manufacture and market these products in an integrated hardware and software solution that has been used by enterprises, governmental agencies and service providers worldwide. We manage our business as a single operating segment and substantially all of our identifiable assets are located in the United States of America.

NetScout was incorporated in 1984 as a consulting services company. In 1992, we began to develop, manufacture and market our first infrastructure performance management products. Our operations have been financed principally through cash provided by operations.

Our operating results are influenced by a number of factors, including the mix of products and services sold and license and royalties received, pricing, costs of materials used in our products and the expansion of our operations during the fiscal year. Factors that affect our ability to maximize our operating results include: our ability to introduce and enhance existing products, the marketplace acceptance of those new or enhanced products, continued expansion into international markets, and current economic conditions.

In the fiscal year ended March 31, 2005, we achieved year over year growth in revenue of 19%. While much of this success is attributable to the continued momentum and traction of our CDM strategy, we also saw the highest rate of new product introduction in our history. During the fiscal year ended March 31, 2005 we announced the plan to acquire Quantiva, which will improve our leading marketing position by using real time performance metrics that establish statistically expected behavior values using advanced modeling and analytics and will accelerate our strategic direction towards automated performance management, an automated system for identifying and diagnosing performance anomalies before they affect end users. This acquisition was consummated in April 2005. In fiscal year 2006 we plan to continue to strengthen our channel relationships,

launch new marketing programs to grow our market share and continue our revenue growth. We expect revenue to increase sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006. In addition, we expect our first quarter of fiscal year 2006 to have higher operating expenses due in part to additional costs related to the Quantiva acquisition, as well as, increased marketing tradeshows and seminar activity.

In fiscal year 2005, our total revenue increased $13.7 million to $85.2 million compared to $71.5 million in fiscal year 2004. Our cost of revenue, increased by $3.3 million to $20.6 million compared to $17.4 million in fiscal year 2004, which resulted in our gross profit increasing to $64.6 million in fiscal year 2005 from $54.2 million in fiscal year 2004. Our gross margin is primarily impacted by volume and further by the mix of product, service, and license and royalty revenue. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue and higher gross margins on service revenue relative to product revenue.

Our operating expenses, which include research and development, sales and marketing, and general and administrative expenses, as well as amortization of other intangible assets increased by $5.9 million in fiscal year 2005 to $61.8 million compared to $55.9 million in fiscal year 2004. Primary contributors to this increase in overall expenses were a $1.9 million increase in personnel costs due to increased headcount, employee compensation, as well as, non-sales incentive compensation, a $1.9 million increase in commissions which was mainly due to increased revenue attainment and higher attainment of incentive programs, the capitalization of software development costs of $1.3 million in fiscal year 2004, which did not recur in fiscal year 2005, as well as, a $745,000 increase in professional services, mainly due to efforts associated with compliance with Sarbanes-Oxley.

Net income for fiscal year 2005 increased by $3.4 million to $2.9 million compared to a net loss of $545,000 for fiscal year 2004. This increase is primarily due to the increase in gross profit of $10.4 million that resulted from higher revenue attainment, partially offset by the increase in operating expenses of $5.9 million, and an increase in income tax expense of $1.9 million due to income tax expense associated with an increase in pre-tax income, offset by the resolution of a federal income tax audit in fiscal year 2005 which resulted in a net income tax benefit of $440,000.

Critical Accounting Policies

NetScout considers accounting policies related to revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of inventories, valuation of goodwill, capitalization of software development costs and internal use software and income taxes to be critical in fully understanding and evaluating our financial results.

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable.

Service revenue consists primarily of fees from customer support agreements, consulting and training. We generally provide three months of software support and 12 months of hardware support as part of product sales. Revenue from software support is deferred and recognized ratably over the three-month support period. Revenue from hardware support is deferred and recognized ratably over the 12-month support period. In addition, customers can elect to purchase extended support agreements, typically for 12-month periods. Revenue from these agreements is deferred and recognized ratably over the support period. Revenue from consulting and training is recognized as the work is performed.

License and royalty revenue consists primarily of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. License revenue is recognized when delivery of the original equipment

manufacturer's product has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or determinable and collection is probable. Royalty revenue is recognized based upon reported product shipments by the license holder.

Multi-element arrangements are customer purchases of a combination of NetScout product and service offerings which may be delivered at various points in time. For multi-element arrangements, each item of the purchase is analyzed and a portion of the total purchase price is allocated to the undelivered items, primarily support agreements and training, using vendor-specific objective evidence of fair value of that undelivered item. Under the residual method, the remaining portion of the purchase price is allocated to the delivered items, generally hardware products and licensed software products, regardless of any separate prices stated within the contract for each item. Vendor-specific objective evidence of fair value of the undelivered items is based on the price customers pay when the item is sold separately.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is reduced by an allowance for doubtful accounts. Our standard payment terms are net 30 days. We monitor all payments from our customers and assess any collection issues as they arise. We believe our credit policies are prudent and reflect normal industry terms and business risk. At March 31, 2005, no one customer accounted for 10% of our accounts receivable balance. At March 31, 2004, one customer accounted for approximately 10% of our accounts receivable balance. Historically, we have not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future and, accordingly, typically we do not require collateral from our customers. On rare occasions we will require select international customers to provide a letter of credit. We perform credit checks on all potential new customers prior to acceptance of an order. We maintain allowances for doubtful accounts for possible losses resulting from the failure of our customers to make their required payments and any losses are recorded as general and administrative expenses. As of March 31, 2005 and 2004 our allowance for doubtful accounts was $34,000 and $40,000, respectively. The allowance for doubtful accounts is based upon our judgments and estimates of the uncollectability of specific accounts receivable, historical bad debts, customer credit-worthiness, current economic trends and customer concentrations. Significant judgments and estimates are made when establishing the allowance for doubtful accounts. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Valuation of Inventories

Inventories are stated at the lower of actual cost or their net realizable value. Cost is determined by using the first-in, first-out ("FIFO") method. Inventories consist primarily of raw materials and finished goods. Inventory carrying values are reduced to our estimate of net realizable value through a reserve for obsolete and excess inventory. As of March 31, 2005 and 2004 our reserve for obsolete and excess inventory was $587,000 and $846,000, respectively. We regularly monitor our inventories for potential obsolete and excess inventory. Our reserve for obsolete and excess inventory is based upon our estimates of forecasts of unit sales, expected timing and impact of new product introductions, historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns. We adjust the cost basis of inventory that has been written down to reflect the net realizable value. Significant judgments and estimates are made when establishing the reserve for obsolete and excess inventory. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods

Valuation of Goodwill

NetScout assesses goodwill for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of our enterprise exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

As of March 31, 2005, goodwill was $28.8 million. We consider the market capitalization of our outstanding common stock versus our stockholders' equity as one indicator that may potentially trigger the need for an impairment of goodwill analysis. At times, the market capitalization of our common stock may decline temporarily below our book value; however, we do not believe that any temporary decline below our book value would necessarily indicate impairment. If adverse economic or industry trends or decrease in customer demand result in a significant decline in our stock price for a sustained period in the future, we would need to assess an impairment loss. Significant judgments and estimates are made when assessing impairment. If these accounting judgments and estimates prove to be materially inaccurate, an asset may be determined to be impaired and our financial results could be materially and adversely impacted in future periods. Likewise, if a future event or circumstance indicates that an impairment assessment is required and an asset is determined to be impaired, our financial results could be materially and adversely impacted in future periods. As of March 31, 2005, there was no impairment of goodwill.

Capitalization of Software Development Costs and Internal Use Software

Costs incurred in the research and development of NetScout's products, including the various small point releases and small product enhancements which are released throughout each fiscal year, are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter, until the related software products are available for first customer shipment. Judgment is required in determining the point at which technological feasibility has been met. Future major product enhancements, such as those included in our Performance Manager 2.0 release in fiscal year 2004, would be capitalized under the guidance of SFAS No. 86. Amortization of capitalized software development costs are recorded on a straight-line basis over two years.

As of March 31, 2005, capitalized software development costs were $1.3 million and accumulated amortization of capitalized software development costs was $1.1 million, resulting in net capitalized software costs of $221,000. Capitalized software development costs are subject to an ongoing assessment of recoverability based upon anticipated future revenue for the software products and changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software product will be expensed in the period in which such a determination is made. Significant judgments and estimates are made when assessing the net realizable value of the unamortized software development costs. If our accounting judgments and estimates prove to be materially inaccurate, we may expense such software development costs immediately and our financial results could be materially and adversely impacted in future periods.

NetScout is implementing a new Enterprise Resource Planning ("ERP") system in order to manage the growth and increasing complexity of our business and to enhance the effectiveness and efficiency of our internal control over financial reporting. Certain costs that are incurred in the procurement and development of this ERP system are capitalized in accordance with SOP 98-1 ("Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Preliminary project planning costs associated with the project were expensed as incurred. Once we executed contracts with third parties and committed to obtain the software system, capitalization began. Capitalized costs to date include fees paid for the purchase of software, fees paid to third parties to develop the software during the application development stage, and payroll and payroll related costs for employees who are directly associated with and devote time to the software project. General and administrative costs and overhead costs are not capitalized. As of March 31, 2005, capitalized software for the ERP system totaled $403,000. Amortization of internal use software will be recorded on a straight-line basis over five years once the project is substantially complete and ready for its intended use, which is expected to be in the first half of fiscal year 2007.

Income Taxes

NetScout estimates the quarterly income tax expense (benefit) based on our projected annual effective tax rate. Significant judgments and estimates are made when assessing NetScout's projected annual effective tax rate. In addition, we may record certain tax reserves to address potential exposures involving our tax positions. Our estimate of the value of our tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. If these judgments and estimates prove to be materially inaccurate, our tax rate could fluctuate significantly and our financial results could be materially and adversely impacted in the future.

NetScout recognizes deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We make an assessment of the likelihood that our deferred income tax assets will be recovered from future taxable income, and, to the extent that recovery is not believed to be more likely than not, a valuation allowance is established. All available evidence, both positive and negative, is considered in the determination of recording a valuation allowance. We consider future taxable income and ongoing tax planning strategies when assessing the need for a valuation allowance. While negative evidence exists that could suggest the need for a valuation allowance, such as our cumulative pre-tax losses in recent prior years, these losses have continued to be reduced over the last three years and we recorded pre-tax income for the fiscal year ended March 31, 2005. Additional positive evidence consists of current cash balances, a strong balance sheet, solid technology, historically stable gross margins, projected future pre-tax profits, as well as, a consistent earnings history for the fiscal years prior to fiscal years ended March 31, 2004, 2003 and 2002, when we generated operating losses. We believe future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax assets.

As of March 31, 2005, deferred income tax assets were $9.9 million, consisting primarily of $3.7 million of federal net operating loss carryforwards and $527,000 of federal research and development tax credits, which begin to expire in fiscal year 2012, and $5.0 million of other temporary differences. Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will not be realized and, accordingly, require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If we determine that we will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be charged to income tax expense in the period such determination is made.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue of certain line items included in our Statements of Operations:

NetScout Systems, Inc.
Statements of Operations
Percentages of Total Revenue

	Fiscal Year Ended March 31,		
	2005	2004	2003
Revenue:			
Product	60.3%	57.9%	58.2%
Service	37.7	39.6	34.2
License and royalty	2.0	2.5	7.6
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Product	19.1	18.4	18.5
Service	5.1	5.9	6.4
Total cost of revenue	24.2	24.3	24.9
Gross margin	75.8	75.7	75.1
Operating expenses:			
Research and development	19.7	20.6	23.9
Sales and marketing	43.3	48.0	46.6
General and administrative	9.5	9.1	10.4
Amortization of other intangible assets	—	0.4	1.5
Total operating expenses	72.5	78.1	82.4
Income (loss) from operations	3.3	(2.4)	(7.3)
Interest income and other expenses, net	1.2	1.0	1.6
Income (loss) before income tax expense (benefit)	4.5	(1.4)	(5.7)
Income tax expense (benefit)	1.1	(0.6)	(2.1)
Net income (loss)	3.4%	(0.8)%	(3.6)%

Fiscal Years Ended March 31, 2005 and 2004

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. License and royalty revenue consist of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. No one customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2005 and 2004.

	Fiscal Year Ended March 31,		Percentage Change
	2005	2004	
	(Dollars in thousands)		
Revenue:			
Product	$51,352	$41,442	24%
Service	32,124	28,331	13%
License and royalty	1,738	1,761	(1)%
Total revenue	$85,214	$71,534	19%

Product. The 24% or $9.9 million increase in product revenue was primarily due to an increase of approximately 11% in average selling price per unit during the fiscal year ended March 31, 2005 due to the sale of our high capacity probes, and an increase of approximately 8% in unit sales. Also contributing to the increase in product revenue were increases in unit sales of our *nGenius®* appliance products. We expect to continue to generate increasing product revenue sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006, based on expectations of continued improvements in general economic conditions and greater interest by our customers in our CDM technology and our *nGenius* suite of products.

Service. The 13% or $3.8 million increase in service revenue was primarily due to an increase in the number of customer support agreements attributable to new product sales, combined with continued renewals of customer support agreements from our expanding installed base. We expect service revenue in absolute dollars to continue to grow sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006 as our current installed base continues to expand.

License and royalty. The 1% or $23,000 decrease in license and royalty revenue was primarily due to a decrease in unit sales by Cisco. We anticipate that license and royalty revenue will decrease in absolute dollars from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006 based upon Cisco ceasing to incorporate our Real Time Monitor products in their product for resale as of February 8, 2005. At present, NetScout expects to continue to recognize license and royalty revenue based upon product shipments reported by Cisco in the final product shipments report that will be received in the first quarter of fiscal year 2006. NetScout does not expect a material impact from Cisco's cessation of shipments of Real Time Monitor, as it is offering Cisco Real Time Monitor 1.4 customers a purchase incentive to migrate to *nGenius* Performance Manager 2.0.

Total product and service revenue from direct channels and product, service and license and royalty revenue from indirect channels are as follows:

	Fiscal Year Ended March 31, (Dollars in thousands)				Percentage Change
	2005		2004		
Channel mix:					
Indirect	$46,834	55%	$35,521	50%	32%
Direct	38,380	45	36,013	50	7%
Total Revenue	$85,214	100%	$71,534	100%	19%

Sales outside North America are primarily export sales through indirect channel partners, who are generally responsible for selling products and providing technical support and service to customers within their territory. All sales arrangements are transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to our North American-based indirect channel partners. These domestic resellers may sell NetScout products to international locations; however, NetScout reports these shipments as North America revenue since NetScout ships the products to a domestic location.

Revenue was distributed geographically as follows:

	Fiscal Year Ended March 31, (Dollars in thousands)				Percentage Change
	2005		2004		
Geographic mix:					
North America	$69,748	82%	$57,868	81%	21%
International:					
Europe—Middle East—Africa	11,405	13	9,906	14	15%
Asia—Pacific—Other	4,061	5	3,760	5	8%
Subtotal International:	15,466	18	13,666	19	13%
Total Revenue	$85,214	100%	$71,534	100%	19%

Revenue from sales outside North America increased 13% as a result of continued sales and marketing focus in international regions. NetScout expects revenue from sales outside North America to continue to account for a significant portion of our total revenue in the future.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel costs, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software. Cost of service revenue consists primarily of personnel, material and support costs.

	Fiscal Year Ended March 31,		Percentage Change
	2005	2004	
	(Dollars in thousands)		
Cost of revenue:			
Product	$16,251	$13,135	24%
Service	4,384	4,243	3%
Total cost revenue	$20,635	$17,378	19%
Gross profit:			
Product $	$35,101	$28,307	24%
Product %	68%	68%	
Service $	27,740	24,088	15%
Service %	86%	85%	
License and royalty $	1,738	1,761	(1)%
License and royalty %	100%	100%	
Total gross profit $	$64,579	$54,156	19%
Total gross margin %	76%	76%	

Product. The 24% or $3.1 million increase in cost of product revenue corresponds with the 24% or $9.9 million increase in product revenue during fiscal year 2005. Product gross margin percentage remained relatively constant at 68%. We expect to generate increased product revenue sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006, based on expectations of continued improvements in general economic conditions and greater interest by our customers in our CDM technology and our *nGenius* suite of products. Therefore, we expect cost of product revenue to increase in absolute dollars.

Service. The 3% or $141,000 increase in cost of service revenue was primarily due to a $43,000 increase in personnel costs due to increased employee compensation and non-sales incentive compensation and a $31,000 increase in support expenses. We continue to expand our India operations in an effort to enhance our customer support organization while maximizing cost efficiencies. The 15% or $3.7 million increase in service gross margin corresponds with the 13% or $3.8 million increase in service revenue offset by the 3% or $141,000 increase in cost of service revenue. We anticipate cost of service revenue to remain relatively constant in absolute dollars sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006.

Gross profit. Our 19% or $10.4 million increase in gross profit was primarily due to an increase in product profit of $6.8 million and service profit of $3.7 million, which resulted from increased product and service revenue. The benefit gained from the increase in product and service margin percentages was partially offset by decreased license and royalty revenue margin contribution of $23,000 and an increase in amortization of capitalized software of $221,000. We anticipate that our gross margin percentage will remain relatively constant sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006.

Also, our gross margin is primarily impacted by volume and further by the mix of product, service, and license and royalty revenue. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue and higher gross margins on service revenue relative to product revenue.

Operating Expenses

Research and development. Research and development expenses consist primarily of personnel costs, fees for outside consultants and related costs associated with the development of new products and the enhancement of existing products.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Research and development	$16,789	20%	$14,704	21%	14%

The 14% or $2.1 million increase in research and development expenses was primarily due the capitalization of software development costs of $1.3 million during the fiscal year ended March 31, 2004, a $312,000 increase in personnel costs due to increased employee compensation and non-sales incentive compensation, and a 100% or $570,000 increase in engineering consulting costs associated with new hardware product development to expand our *nGenius* product line, offset by a 100% or $88,000 decrease in our user group expenses. The user group was reorganized into a user forum event and related expenses were appropriately classified as sales and marketing expenses for the fiscal year ended March 31, 2005 because the event's focus is now to promote and network best practices across the NetScout user community. Average headcount in research and development was 102 and 100 for the fiscal years ended March 31, 2005 and 2004, respectively. We continue to expand our India operations in an effort to enhance our research and development efforts while maximizing cost efficiencies. We anticipate research and development expenses will increase in absolute dollars sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006 mainly due to employee expenses related to increased headcount as a part of the Quantiva acquisition along with increased engineering consulting costs.

Sales and marketing. Sales and marketing expenses consist primarily of personnel costs and other costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue	% of Revenue		
Sales and marketing	$36,889	43%	$34,362	48%	7%

The 7% or $2.5 million increase in total sales and marketing expenses was primarily due to a 29% or $1.9 million increase in commission expense that was mainly due to increased revenue attainment and higher attainment of incentive programs and an increase of $697,000 in employee compensation due to non-sales incentive compensation. Average headcount in sales and marketing was 147 and 144 for the fiscal years ended March 31, 2005 and 2004, respectively. We anticipate that we will increase sales and marketing expenses in absolute dollars sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006 due to various marketing tradeshows and seminars scheduled for the first quarter of fiscal year 2006.

General and administrative. General and administrative expenses consist primarily of personnel costs for executive, financial and human resource employees and other corporate expenditures.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
General and administrative	$8,121	10%	$6,524	9%	25%

The 25% or $1.6 million increase in general and administrative expense was primarily due to an $881,000 increase in personnel costs due to increased headcount to support compliance with Sarbanes-Oxley, increased employee compensation and non-sales incentive compensation, and an 88% or $745,000 increase in professional services, mainly due to efforts associated with compliance with Sarbanes-Oxley. Average headcount in general and administrative was 52 and 49 for the fiscal years ended March 31, 2005 and 2004, respectively. We anticipate general and administrative expenses will remain relatively constant in absolute dollars sequentially from the fourth quarter of fiscal year 2005 to the first quarter of fiscal year 2006.

Amortization of other intangible assets. Amortization of other intangible assets relates to the acquisition of NextPoint Networks in fiscal year 2001. Other intangible assets were fully amortized as of June 30, 2003 and no amortization occurred after that date.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Amortization of other intangible assets	$—	—	$272	—%	(100)%

Interest income and other expenses, net

Interest income includes interest earned on our cash, cash equivalents and marketable securities and restricted investments. Other expenses, net includes gain (loss) on disposal of equipment, gifts to charity, various interest and late statutory filing fees, and other miscellaneous expenses and income.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Interest income and other expenses, net	$1,039	1%	$694	1%	50%

The 50% or $345,000 increase in interest income and other expenses, net was primarily due to higher market interest rates on cash, cash equivalents and marketable securities.

Income tax expense (benefit)

We estimate our income tax expense (benefit) based on our estimated annual effective tax rate. The estimated annual effective tax rate was 24.9% for fiscal year ended March 31, 2005, compared to an estimated annual effective tax rate of (46.1%) as of March 31, 2004. Generally, our estimated annual effective tax rates differ from the federal statutory and state tax rates primarily due to the impact of federal and state tax credits. In the fiscal year ended March 31, 2005, we recorded a net income tax benefit of $440,000 as a result of the resolution of a federal income tax audit of fiscal years ended March 31, 2003, 2002, 2001, and 2000. This resulted in an (11.5%) impact on the estimated annual effective tax rate.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Income tax expense (benefit)	$949	1%	$(467)	(1)%	303%

Net income (loss)

Net income (loss) for the fiscal years ended March 31, 2005 and 2004 is as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Net income (loss)	$2,870	3%	$(545)	(1)%	627%

The $3.4 million increase in net income during the fiscal year ended March 31, 2005 was mainly attributable to the increases in product and service gross profits of $6.8 million and $3.7 million, respectively, partially offset by a decrease in the capitalization of software development costs of $1.3 million, increase in personnel costs of $1.9 million, increase in sales commissions of $1.9 million, increase in income tax expense of $1.4 million, increase in professional services of $745,000, mainly due to efforts associated with compliance with Sarbanes-Oxley, and increase in engineering consulting costs of $570,000.

Fiscal Years Ended March 31, 2004 and 2003

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. License and royalty revenue consist of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. Total revenue includes revenue generated from Cisco which represented 3% and 10% of total revenue for the fiscal years ended March 31, 2004 and 2003, respectively. No other customer or indirect channel partner accounted for 10% or more of our total revenue during the fiscal years ended March 31, 2004 and 2003.

	Fiscal Year Ended March 31,		Percentage Change
	2004	2003	
	(Dollars in thousands)		
Revenue:			
Product	$41,442	$41,696	(1)%
Service	28,331	24,527	16%
License and royalty	1,761	5,435	(68)%
Total revenue	$71,534	$71,658	(0)%

Product. The 1% or $254,000 decrease in product revenue was primarily due to lower revenue volume in early quarters of fiscal year 2004 due to the climate of tight enterprise IT spending for network information technology equipment. Starting in our third quarter of fiscal year 2004, we noted improved revenue performance year over year due to the improving economic climate as well as growing market acceptance of our CDM Technology.

Service. The 16% or $3.8 million increase in service revenue was primarily due to an increase in the number of customer support agreements attributable to new product sales, combined with continued renewals of customer support agreements from our expanding installed base.

License and royalty. The 68% or $3.7 million decrease in license and royalty revenue was primarily due to a decrease in unit sales, a decrease in royalty price and the discontinuance by Cisco of incorporation of our software into one of their products during fiscal year 2003.

Total product and service revenue from direct channels and product, service and license and royalty revenue from indirect channels are as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)				
Channel mix:					
Indirect	$35,521	50%	$39,132	55%	(9)%
Direct	36,013	50	32,526	45	11%
Total Revenue	$71,534	100%	$71,658	100%	0%

Sales outside North America are primarily export sales through indirect channel partners, who are generally responsible for selling products and providing consulting and technical support and service to customers within their territory. All sales arrangements are transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to our North American-based indirect channel partners. These domestic resellers may sell NetScout products to international locations; however, NetScout reports these shipments as North America revenue since NetScout ships the products to a domestic location. NetScout expects revenue from sales outside North America to continue to account for a significant portion of our revenue in the future.

Revenue was distributed geographically as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)				
Geographic mix:					
North America	$57,868	81%	$58,679	82%	(1)%
International:					
Europe—Middle East—Africa	9,906	14	10,245	14	(3)%
Asia—Pacific—Other	3,760	5	2,734	4	38%
Subtotal International:	13,666	19	12,979	18	5%
Total Revenue	$71,534	100%	$71,658	100%	0%

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel costs, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software. Cost of service revenue consists primarily of personnel, material and support costs.

	Fiscal Year Ended March 31,		Percentage Change
	2004	2003	
	(Dollars in thousands)		
Cost of revenue:			
Product	$13,135	$13,282	(1)%
Service	4,243	4,565	(7)%
Total cost revenue	$17,378	$17,847	(3)%
Gross profit:			
Product $	$28,307	$28,414	(0)%
Product %	68%	68%	
Service $	24,088	19,962	21%
Service %	85%	81%	
License and royalty $	1,761	5,435	(68)%
License and royalty %	100%	100%	
Total gross profit $	$54,156	$53,811	1%
Total gross margin %	76%	75%	

Product. The 1% or $147,000 decrease in cost of product revenue corresponds with the 1% or $254,000 decrease in product revenue due to lower revenue volume in early quarters of fiscal year 2004 due to the climate of tight enterprise IT spending for network information technology equipment and a $654,000 decrease in our royalty expense, which is a function of changes in unit sales subject to royalty. Starting in our third quarter of fiscal year 2004, we noted improved revenue performance year over year due to the improving economic climate as well as growing market acceptance of our CDM Technology. This was partially offset by the amortization of capitalized software of $442,000, which commenced in August 2003. Product gross margin percentage remained relatively constant.

Service. The 7% or $322,000 decrease in cost of service revenue was primarily due to a decrease of $171,000 in repair costs due to lower repair activity and a decrease of $147,000 due to lower travel activity. The 21% or $4.1 million increase in service gross margin corresponds with the 16% or $3.8 million increase in service revenue compared with the 7% or $322,000 decrease in cost of service revenue.

Gross profit. Our 1% or $345,000 increase in gross profit was primarily due to an increase in service profit of $4.1 million, which resulted from increased service revenue and decreased service cost and a decrease of $654,000 in our royalty expense. The benefit gained from the increase in service margin percentage was partially offset by decreased license and royalty revenue margin contribution of $3.7 million and amortization of capitalized software of $442,000.

Also, our gross margin is primarily impacted by volume and further by the mix of product, service, and license and royalty revenue. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue and higher gross margins on service revenue relative to product revenue.

Operating Expenses

Research and development. Research and development expenses consist primarily of personnel costs, fees for outside consultants and related costs associated with the development of new products and the enhancement of existing products.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Research and development	$14,704	21%	$17,100	24%	(14)%

The 14% or $2.4 million decrease in research and development expense was primarily due to the application of SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," which required the capitalization of software development costs of $1.3 million during the fiscal year ended March 31, 2004. The decrease was also attributable to an 86% or $703,000 decrease in stock-based compensation charges. These charges were incurred during the fiscal year ended March 31, 2003 and were related to the NextPoint acquisition. Average headcount in research and development was 100 and 101 for the fiscal years ended March 31, 2004 and 2003, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel costs and other costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Sales and marketing	$34,362	48%	$33,380	47%	3%

The 3% or $982,000 increase in total sales and marketing expenses was primarily due to a 24% or $1.2 million increase in commission expense that was mainly due to increased attainment of incentive commission programs. This increase was partially offset by a decrease of $150,000 in personnel costs due to lower headcount and a 22% or $114,000 decrease in public relations costs. Average headcount in sales and marketing was 144 and 150 for the fiscal years ended March 31, 2004 and 2003, respectively.

General and administrative. General and administrative expenses consist primarily of personnel costs for executive, financial and human resource employees and other corporate expenditures.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
General and administrative	$6,524	9%	$7,447	10%	(12)%

The 12% or $923,000 decrease in general and administrative expense was primarily due to a write-off of a note receivable of $1.0 million in the fiscal year ended March 31, 2003. Average headcount in general and administrative was 49 and 53 for the fiscal years ended March 31, 2004 and 2003, respectively.

Amortization of other intangible assets. Amortization of other intangible assets relates to the acquisition of NextPoint in fiscal year 2001. Other intangible assets were fully amortized as of June 30, 2003 and no amortization occurred after that date.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Amortization of other intangible assets	$272	—%	$1,088	2%	(75)%

Interest income and other expenses, net

Interest income includes interest earned on our cash, cash equivalents and marketable securities and restricted investments. Other expenses, net includes gain (loss) on disposal of equipment, gifts to charity, various interest and late statutory filing fees, and other miscellaneous expenses and income.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Interest income and other expenses, net	$694	1%	$1,145	2%	(39)%

The 39% or $451,000 decrease in interest income and other expenses, net was primarily due to lower market interest rates on cash, cash equivalents and marketable securities.

Income tax benefit

We estimate our income tax benefit based on our annual effective tax rate, which differs from the federal statutory and state tax rates primarily due to the impact of federal and state tax credits taken together with our net loss.

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Income tax benefit	$467	1%	$1,520	2%	(69)%

The 69% or $1.1 million decrease in the income tax benefit is primarily due to the overall reduction in our net loss year over year.

Net loss

Net loss for the fiscal years ended March 31, 2004 and 2003 is as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2004		2003		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Net loss	$545	1%	$2,539	4%	(79)%

The 79% or $2.0 million reduction in net loss was mainly attributable to the increase in service gross profit of $4.1 million, the net capitalization of software development costs of $884,000, a decrease in royalty expense of $654,000, which is a function of changes in unit sales subject to royalty, a non-recurring $1.0 million write-off of a note receivable in the fiscal year ended March 31, 2003, a decrease in amortization of other intangible assets of $816,000, and a decrease in stock-based compensation of $762,000. Partially offsetting these factors were a decrease in royalty revenue of $3.7 million, an increase in commissions due to increased attainment of incentive commission programs of $1.2 million, a decrease in interest income and other expenses, net of $451,000 due to lower market interest rates on cash, cash equivalents and marketable securities, and a decrease in the tax benefit of $1.1 million due to decreasing losses which negatively impacted the net loss.

Contractual Obligations

As of March 31, 2005, we had the following current contractual obligations:

Payment due by period (in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$28,134	$3,294	$6,721	$6,647	$11,472
Royalty obligations	75	75	—	—	—
Total contractual obligations	$28,209	$3,369	$6,721	$6,647	$11,472

We lease facilities and certain equipment under operating lease agreements extending through September 2013 for a total of $28.1 million. Additionally, we have a $75,000 obligation for a software license agreement to utilize certain computer software in our products.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Guarantor's Agreements

NetScout warrants that its software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes software embedded in our probes sold to customers, the standard warranty commences upon shipment and expires ninety (90) days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. Additionally, this warranty is subject to various exclusions which include but are not limited to non-conformance resulting from modifications made to the software or hardware by a party other than NetScout or damage to hardware caused by a power surge or a force majeure event. We also warrant that all of our support services shall be performed in a good and workmanlike manner. We believe our product and support services warranties are consistent with commonly accepted industry standards. No warranty cost information is presented since service revenue associated with warranty is deferred at the time of a sale and recognized over the warranty period, therefore, no warranty costs are accrued.

Contracts that we enter into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, we may agree to defend any third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. and/or EU patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU and/or OHIM trademark or intellectual property rights. Moreover, this indemnity may require NetScout to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for any reasonable attorney's fees incurred by them from the lawsuit.

On very limited occasions, we may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate us to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury and/or tangible property damage legally caused by negligently designed or manufactured products.

The term associated with these indemnification agreements is generally perpetual. The maximum potential amount of future payments that we could be required to pay arising from indemnification agreements may be limited to a certain monetary value. However, the monetary exposure associated with the majority of these

indemnification agreements is unlimited. Historically, we have incurred no costs to defend lawsuits or settle claims related to such indemnity agreements and we currently believe the estimated fair value of these agreements is immaterial. If we were to have to defend a related lawsuit and settle claims, the costs could potentially have a material impact on our financial results.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities consist of the following:

	Year Ending March 31,		
	2005	2004	2003
	(In thousands)		
Cash and cash equivalents	$57,070	$19,011	$43,823
Short-term marketable securities	26,793	50,432	27,442
Long-term marketable securities	—	6,016	—
Cash, cash equivalents, and marketable securities	$83,863	$75,459	$71,265

We have a line of credit with a bank, which allows us to borrow up to $10.0 million for working capital purposes and to obtain letters of credit. Amounts available under the line of credit are a function of eligible accounts receivable, bear interest at the bank's prime rate and are collateralized by our inventory and accounts receivable. As of March 31, 2005, we had a letter of credit secured under the line aggregating $3.2 million relating to our current principal operating lease for our corporate headquarters. The line of credit will expire on June 6, 2005 and we plan to renew the line of credit with substantially similar terms. Under the agreement we are required to comply with certain financial covenants, which require that NetScout maintain minimum amounts of liquidity, the most restrictive of which is a minimum tangible net worth of no less than $70 million. As of March 31, 2005, we were in compliance with such covenants.

Cash, cash equivalents, and marketable securities increased by $8.4 million from March 31, 2004 to March 31, 2005. While cash and cash equivalents increased by $38.1 million, short- and long-term marketable securities decreased in total by $29.7 million.

Cash and cash equivalents were impacted by the following:

	Year Ending March 31,		
	2005	2004	2003
	(In thousands)		
Net cash provided by operating activities	$10,439	$ 5,865	$ 3,141
Net cash provided by (used in) investing activities	26,114	(32,046)	20,368
Net cash provided by financing activities	1,506	1,369	982

Net Cash provided by operating activities.

Net cash provided by operating activities amounted to $10.4 million during the fiscal year ended March 31, 2005. The primary sources of operating cash flow in the fiscal year ended March 31, 2005 included net income of $2.9 million, adjusted to exclude the effects of non-cash items of $3.7 million, an increase of $1.0 million in accounts receivable as a result of the timing of sales within the fiscal year ended March 31, 2005, an increase of $842,000 in prepaids and other current assets mainly due to various prepayments of software maintenance contracts, marketing and sales events and restricted investments, a reduction of $252,000 in inventory due to inventory management, an increase of $536,000 in accounts payable due to the timing of payments, an increase of $2.7 million in accrued compensation and other expenses primarily as a result of the timing of payroll cycles and non-sales incentive compensation and sales commissions, and an increase in deferred revenue of $2.0 million

mainly due to an increase in the number of customer support agreements attributable to new product sales generated over the last fiscal year combined with continued renewals of customer support agreements from the expanding installed base.

Net cash provided by operating activities amounted to $5.9 million during the fiscal year ended March 31, 2004. The primary sources of operating cash flow in the fiscal year ended March 31, 2004 included the net loss of $545,000, adjusted to exclude the effects of non-cash items of $3.8 million, a decrease of $1.1 million in accounts receivable as a result of collection activities, an increase of $384,000 in inventory due to the timing of inventory purchases, an increase of $581,000 in accounts payable due to the timing of payments, an increase of $1.1 million in accrued compensation and other expenses primarily as a result of the timing of payroll cycles, and an increase of $732,000 in deferred revenue primarily as a result of an increase in the number of customer support agreements attributable to new product sales generated over the last year combined with continued renewals of customer support agreements from our expanding installed base.

Net cash provided by operating activities amounted to $3.1 million during the fiscal year ended March 31, 2003. The primary sources of operating cash flow in the fiscal year ended March 31, 2003 included the net loss of $2.5 million, adjusted to exclude the effects of non-cash items of $6.7 million, a decrease of $1.0 million in accounts receivable as a result of collection activities, an decrease of $716,000 in inventory due to inventory management, a decrease of $1.1 million in accounts payable due to the timing of payments, and an increase of $3.1 million in deferred revenue primarily as a result of an increase in the number of customer support agreements attributable to new product sales generated over the last year combined with continued renewals of customer support agreements from our expanding installed base, a decrease of $3.0 million in accrued compensation and other expenses primarily as a result of the timing of payroll cycles and a reduction in incentive compensation paid to employees, and an increase of $1.8 million in refundable income taxes primarily as a result of net operating loss carry-backs and research and development credit carry backs.

Net Cash provided by (used in) investing activities.

For the fiscal years ended March 31, 2005, 2004 and 2003, cash provided by (used in) investing activities reflects the purchase of marketable securities of $98.1 million, $100.2 million and $118.7 million, respectively, offset by the proceeds from the maturity of marketable securities due to cash management activities of $68.6 million, $129.2 million and $96.2 million, respectively, and the purchase of fixed assets to support our infrastructure of $3.4 million, $1.7 million, and $2.1 million, respectively. The increase of purchases of fixed assets year over year is mainly due to the investment in our infrastructure in preparation for the extended future growth in our business. Included in the $3.4 million in purchases is $403,000 for our new ERP system which we anticipate will be operational in the first half of our fiscal year 2007. We anticipate that our investment in our infrastructure will continue in future quarters. Also, for the fiscal year ended March 31, 2004, cash provided by (used in) investing activities was reduced by the investment in capitalized software development costs related to *nGenius* Performance Manager 2.0 of $1.3 million.

Net Cash provided by financing activities.

For the fiscal years ended March 31, 2005, 2004, and 2003, cash provided by financing activities was mainly due to proceeds from the issuance of common stock in connection with the exercise of stock options and the employee stock purchase plan of $1.5 million, $1.5 million, and $982,000 respectively. For the fiscal year ended March 31,2004, cash provided by financing activities also reflected the purchase of treasury stock of $124,000, in connection with our open market stock repurchase program. On September 17, 2001, NetScout announced an open market stock repurchase program that enables NetScout to purchase up to 1 million shares of its outstanding common stock, subject to market conditions and other factors. Through the fiscal year ended March 31, 2005, NetScout repurchased 158,000 shares of its common stock as treasury stock related to our open market stock repurchase program. Cash to be used under this program in the future is undeterminable at this point in time.

We believe that our cash balances, marketable securities classified as available-for-sale and any future cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If demand for our products were to decrease substantially, our ability to generate cash flow sufficient for our short-term working capital and expenditure could be materially impacted. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders.

Additionally, a portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies. In the fourth quarter of our fiscal year ended March 31, 2005, we announced the acquisition of Quantiva. The acquisition closed on April 14, 2005. The total purchase price for the acquisition is expected to be approximately $9.3 million.

Recently Issued Accounting Pronouncements

In March 2004, the EITF reached a consensus on EITF No. 03-1, "The Meaning of Other-Than Temporary Impairment and its Application to Certain Investments." EITF No. 03-1 addresses disclosures about unrealized losses on available-for-sale debt and equity securities and the evaluation of other-than temporary impairment related to securities accounted for under FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The provisions of EITF No. 03-1 are effective for other-than temporary impairment evaluations and disclosures in fiscal periods beginning after June 15, 2004. The adoption of EITF No. 03-1 had no impact on NetScout's financial position or operating results.

In September 2004, the EITF reached a consensus that EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" will be effective for periods ending after December 15, 2004. EITF No 04-8 states that contingently convertible securities ("Co-Cos") should be treated the same as other convertible securities and included in diluted EPS computations (if dilutive), regardless of whether market price conversion triggers have been met. The potential shares associated with Co-Cos should be included in diluted EPS using the if-converted method or the net share settlement method (often referred to as the treasury stock method), depending on the means used to settle the conversion feature. The adoption of EITF No. 04-8 had no impact on NetScout's financial position or operating results.

In December 2004, the FASB issued SFAS No.123(R), "Share-Based Payment". This statement will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Statement 123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees as the preferred methodology. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the annual reporting period that begins after June 15, 2005. In May 2005 NetScout approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all of such options shall become fully exercisable on March 31, 2006. The purpose of this acceleration was to enable NetScout to avoid recognizing stock-based compensation expense associated with these options in future periods in our consolidated statements of operations upon the adoption of SFAS No. 123(R), which becomes effective for NetScout on April 1, 2006. Irrespective of these accelerations, SFAS No. 123(R) will impact NetScout's financial statements upon adoption. NetScout is continuing to evaluate this financial statement impact.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. NetScout does not expect the adoption of SFAS No. 151 will have a material effect on our financial position or operating results.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets—Amendment of ABP Opinion No. 29. SFAS No. 153 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged and it eliminates the narrow exceptions for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. NetScout does not expect the adoption of SFAS No. 153 will have a material effect on our financial position or operating results.

The FASB has issued two FASB Staff Positions ("FSP") that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the "AJCA") that was signed into law on October 22, 2004. The AJCA provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The AJCA also provides for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled foreign corporations and invested in the United States. The result of this legislation could affect how companies report their deferred income tax balances. The first FSP, FSP SFAS 109-1, concludes that the tax relief from the qualified domestic production activities should be accounted for as a "special deduction" as described in FASB Statement No. 109, "Accounting for Income Taxes." The second FSP, FSP SFAS 109-2, gives a company additional time to evaluate the effects of the AJCA on any plan for reinvestment or repatriation of foreign earning for purposes of applying FASB Statement No. 109. NetScout has not yet completed its evaluation of the provisions of the AJCA. The repatriation of foreign earnings would not have a material effect on NetScout's consolidated financial statements. NetScout does not anticipate the repatriation of foreign earnings to the United States in the future.

Certain Factors Which May Impact Future Results

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report. Additional risks that are not yet identified or that we currently think are immaterial may also impact our business operations. Such factors, among others, may have a material adverse impact upon our business, results of operations and financial condition.

Our quarterly operating results may fluctuate. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on our operating results for that quarter.

Our quarterly revenue may fluctuate as a result of a variety of factors, many of which are outside of our control, including the following:

- technology spending by current and potential customers;
- uneven demand for network management solutions;

- the timing and receipt of orders from customers, especially in light of our lengthy sales cycle;
- the timing and market acceptance of new products or product enhancements by us or our competitors;
- distribution channels through which our products are sold could change;
- the timing of hiring sales personnel and the speed at which such personnel become productive;
- our inablility to anticipate or adapt effectively to developing markets and rapidly changing technologies;
- changes in our prices or the prices of our competitors' products; and
- economic slowdowns or the occurrence of unforeseeable events, such as international terrorist attacks, which contribute to such slowdowns.

We operate with minimal backlog because our products typically are shipped shortly after orders are received. As a result, product revenue in any quarter is substantially dependent upon orders booked and shipped in that quarter and revenue for any future quarter is not predictable to any degree of certainty. Therefore, any significant deferral of orders for our products would cause a shortfall in revenue for that quarter.

If we fail to introduce new products and enhance our existing products to keep up with rapid technological change, demand for our products may decline. The market for network management solutions is characterized by rapid changes in technology, evolving industry standards, changes in customer requirements and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in computer networking technologies and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products or could render our existing or planned products obsolete. If we are unable to develop and introduce new network and application infrastructure performance management products or enhancements to existing products in a timely and successful manner, it could have a material and adverse impact on our business, operating results and financial condition.

We have and intend to continue to introduce new products related to our previously announced CDM Technology strategy. If the introduction of these products is significantly delayed or if we are not successful in selling these products to our current and potential customers, our business, operating results and financial condition could be materially and adversely impacted.

If our products contain errors, they may be costly to correct, revenue may be delayed, we could be sued and our reputation could be harmed. Despite testing by our customers and us, errors may be found in our products after commencement of commercial shipments. If errors are discovered, we may not be able to successfully correct them in a timely manner or at all. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. Errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. If one or more of our products fail, a customer may assert warranty and other claims for substantial damages against us. The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results and financial condition.

We face significant competition from other technology companies. The market for network management solutions is intensely competitive. We believe customers make network management system purchasing decisions based primarily upon the following factors:

- product performance, functionality and price;
- name and reputation of vendor;
- distribution strength; and/or
- alliances with industry partners.

We compete with providers of network performance management solutions, such as Concord Communications, Inc. (which signed a definitive agreement on April 7, 2005 to be acquired by Computer Associates, Inc.), and providers of portable network traffic analyzers and probes, such as Network General (formerly Network Associates, Inc.). In addition, leading network equipment providers, including Cisco, could offer their own or competitors' solutions in the future. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Therefore, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.

As a result of these and other factors, we may not be able to compete effectively with our current or future competitors, which could have a material and adverse impact on our business, operating results and financial condition.

The success of our business depends on the continued growth in the market for and the commercial acceptance of network management solutions. We derive all of our revenue from the sale of products and services that are designed to allow our customers to manage the performance of computer networks. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy and the future changes to the competitive environment. In order for us to be successful, our potential customers must recognize the value of more sophisticated network management solutions, decide to invest in the management of their networks and, in particular, adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results and financial condition. Additionally, businesses may choose to outsource the management of their networks to service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

The current economic and geopolitical environment may impact some specific sectors into which we sell. Many of our customers are concentrated in a small number of sectors, including financial services, government, health and medical, and telecommunications. Certain sectors may be more acutely affected by economic, geopolitical and other factors than other sectors. To the extent that one or more of the sectors in which our customer base operates are adversely impacted, whether as a result of general conditions affecting all sectors or as a result of conditions affecting only those particular sectors, our business, financial condition and results of operations could be materially and adversely impacted.

Our success depends on our ability to expand and manage our international operations. Sales outside North America accounted for 18%, 19% and 18% of our total revenue for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. We currently expect international revenue to continue to account for a significant percentage of total revenue in the future. We believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to:

- expand international indirect distribution channels;
- hire additional sales personnel;
- adapt products for local markets; and
- manage geographically dispersed operations.

The major countries outside of North America in which we do or intend to do business are the United Kingdom, Germany, Japan and China. Our international operations, including our operations in the United Kingdom, Germany, Japan and China, are generally subject to a number of risks, including:

- failure of local laws to provide the same degree of protection as the laws in the United States provide against infringement of our intellectual property;
- protectionist laws and business practices that favor local competitors;
- dependence on local indirect channel partners;

- multiple conflicting and changing governmental laws and regulations;
- longer sales cycles;
- greater difficulty in collecting accounts receivable; and
- foreign currency exchange rate fluctuations and political and economic instability.

Our success depends on our ability to manage indirect distribution channels. Sales to our indirect distribution channels accounted for 55%, 50% and 55% of our total revenue for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. To increase our sales going forward we need to continue to enhance our direct sales efforts and to continue to develop new and further expand and manage existing indirect distribution channels, including original equipment manufacturers, distributors, resellers, systems integrators and service providers. Our indirect channel partners have no obligation to purchase any products from us. In addition, they could internally develop products that compete with our solutions or partner with our competitors or bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop new relationships and to expand and manage our existing relationships with partners, the potential inability or unwillingness of our partners to effectively market and sell our products or the loss of existing partnerships could have a material and adverse impact on our business, operating results and financial condition.

The non-renewal of our resale agreement with Cisco requires that we sell our product directly to end user customers. License and royalty revenue and service revenue from Cisco accounted for 3%, 3%, and 10% of our total revenue for the fiscal years ended March 31, 2005, 2004 and 2003, respectively. As announced in our report on Form 8-K filed on September 21, 2004, following discussions between NetScout and Cisco regarding NetScout's plan to terminate support for its legacy product, Real Time Monitor 1.4, Cisco announced its intention to discontinue reselling Real Time Monitor as of November 30, 2004. The announcement was contained in a letter dated September 15, 2004, notifying NetScout of the non-renewal of the Agreements by and between NetScout and Cisco. Pursuant to the foregoing and the terms of the Agreements, the Agreements will expire on June 1, 2005. At present, NetScout will continue to recognize license and royalty revenue based upon reported product shipments by Cisco. Cisco has recently indicated that the resale of Real Time Monitor ceased on February 8, 2005, therefore, the final product shipments report will be received in the first quarter of fiscal year 2006. NetScout is offering Cisco Real Time Monitor 1.4 customers a purchase incentive to migrate to *nGenius* Performance Manager 2.0. If we are unable to sell *nGenius* Performance Manager to these customers or if Cisco were to decide to internally develop products that compete with our solutions, partner with our competitors or bundle or sell competitors' solutions, possibly at lower prices, our business, operating results and financial condition could be materially and adversely impacted.

Our future growth depends on our ability to maintain and periodically expand our sales force. We must maintain and periodically increase the size of our sales force in order to increase our direct sales and support our indirect sales channels. Because our products are very technical, sales people require a long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to meet our sales force growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force. If we are unable to successfully maintain and periodically expand our sales capability, our business, operating results and financial condition could be materially and adversely impacted.

We must hire and retain skilled personnel. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers, and technical support personnel. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results and financial condition.

Loss of key personnel could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer and co-founder, and Narendra Popat, our Chairman of the Board and co-founder. We also depend on the ability of our other executive officers and senior managers to work effectively as a team. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results and financial condition.

Our reliance on sole source suppliers could adversely impact our business. Many components that are necessary for the assembly of our probes are obtained from separate sole source suppliers or a limited group of suppliers. These components include some of our network interface cards. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery of components. We do not generally maintain long-term agreements with any of our suppliers or large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would impact our ability to ship our products on a timely basis. This could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Our success depends on our ability to protect our intellectual property rights. Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and non-disclosure and other contractual arrangements to protect our proprietary rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our technology without compensating us. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. Further, we also license software from third parties for use as part of our products, and if any of these licenses were to terminate, we may experience delays in product shipment until we develop or license alternative software.

Others may claim that we infringe on their intellectual property rights. We may be subject to claims by others that our products infringe on their intellectual property rights, patents, copyrights or trademarks. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all. We expect that these claims could become more frequent as more companies enter the market for network and application infrastructure performance management solutions. Any of these claims or resulting events could have a material and adverse impact on our business, operating results and financial condition.

We may fail to secure necessary additional financing. We may require significant capital resources to expand our business and remain competitive in the rapidly changing network performance management industry. We may invest in our operations as well as acquire complementary businesses, products or technologies. Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to raise capital by:

- issuing additional common stock or other equity instruments;
- issuing debt securities;
- obtaining additional lease financings; or
- increasing our lines of credit.

However, we may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants, or that may result in additional dilution to our stockholders.

We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results. We may need to acquire complementary businesses, products or technologies to remain competitive or expand our business. We actively investigate and evaluate potential acquisitions of complementary businesses, products and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all businesses, products or technologies that we seek to acquire. In April 2005, we acquired substantially all assets and operations of Quantiva, a provider of automated analytics solutions for application performance management. The total purchase price for the acquisition is $9.3 million. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to effectively compete in our targeted markets and could negatively affect our results of operations.

Further acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions, such as Quantiva, include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to goodwill and other intangible assets;
- the incurrence of significant costs and expenses; or
- the potentially dilutive impact on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions, such as Quantiva, include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in managing geographically dispersed and international operations;
- difficulties in assimilating diverse financial reporting and management information systems;
- the diversion of management's attention from other business concerns;
- the potential disruption of our business; and
- the potential loss of key employees, customers, distributors or suppliers.

Our estimates and judgments related to critical accounting policies could be inaccurate. We consider accounting policies related to revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of inventories, valuation of goodwill, capitalized software development costs and internal use software, and income taxes to be critical in fully understanding and evaluating our financial results. Management makes certain significant accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inaccurate.

Failure to properly manage growth and to implement enhanced automated systems could adversely impact our business. The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. To manage further growth effectively, we must integrate new personnel and manage expanded operations. We must also implement a new Enterprise Resource Planning ("ERP") system in order to manage the growth and increasing complexity of our business operations and to enhance our internal controls over financial reporting in accordance with Sarbanes-Oxley. Our ERP selection process is complete and we began implementation efforts in the first quarter of our fiscal year

ending March 31, 2006, with the new ERP system anticipated to be operational during the first half of our fiscal year 2007. If we are unable to effectively manage our growth, our costs, the quality of our products, the effectiveness of our sales organization, our retention of key personnel and the implementation of our new ERP system, our business, operating results and financial condition could be materially and adversely impacted.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal controls over financial reporting may not prevent all errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include but are not limited to management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that existing controls will prevent or detect all material issues or that existing controls will be effective in future conditions, which could materially and adversely impact our financial results. Under Section 404 of Sarbanes-Oxley, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting. Compliance with this legislation requires management's attention and resources and will continue to cause us to incur significant expense. Management's assessment of our internal controls over financial reporting may identify weaknesses that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Should we determine that we have material weaknesses in our internal controls over financial reporting, our results of operations or financial condition may be materially adversely affected or the price of our common stock may decline.

Although we have received a favorable assessment of our internal controls from our auditors for this annual report, in future years we may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting or we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If in future annual reports we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, the price of our common stock may decline.

In order to continue the enhancement of our internal control over financial reporting and to manage the growth and increasing complexity of our business, we are in the process of implementing a new ERP system which is expected to be completed in the first half of fiscal year 2007. If we are unable to successfully implement this system, our internal controls over financial reporting could be adversely impacted and this could have a material and adverse impact on our financial results in the future.

The price of our common stock may decrease due to market volatility. The market price of our common stock has been highly volatile and has fluctuated significantly since the initial public offering of our common stock on August 12, 1999. The market price of our common stock may continue to fluctuate significantly in response to a number of factors, some of which are beyond our control. Trading activity of our stock tends to be minimal, in part as a result of officers and directors and their affiliates holding a significant percentage of our stock. In addition, the market prices of securities of technology companies have been extremely volatile and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Also, broad market fluctuations could adversely impact the market price of our common stock, which in turn could cause impairment of goodwill that could materially and adversely impact our financial condition and results of operations.

Recently, when the market price of a stock has been volatile, holders of that stock have occasionally instituted securities class action litigation against the company that issues that stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We consider all highly liquid marketable securities purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills. NetScout's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material impact on the value of our cash equivalents. NetScout's exposure to interest rates based on outstanding debt has been and is expected to continue to be modest due to the fact that we currently have a $10.0 million line of credit with $3.2 million of letters of credit secured against it and we have no amounts outstanding under the line and no other outstanding interest-bearing debt.

NetScout's exposure to currency exchange rate fluctuations has been limited. All revenue transactions are executed in U.S. dollars. NetScout pays for certain foreign operating expenses such as foreign payroll, rent and office expense in foreign currency and, therefore, currency exchange rate fluctuations could have a material and adverse impact on our operating results and financial condition. Currently, NetScout does not engage in foreign currency hedging activities. The impact of currency exchange rate fluctuations is recorded in the period incurred.

Item 8. Financial Statements and Supplementary Data

NetScout's Consolidated Financial Statements and Schedule and the Report of the Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2005, NetScout, under the supervision and with the participation of our management, including the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2005, our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2005. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment we concluded that our internal control over financial reporting was effective as of March 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting to be held September 14, 2005.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting to be held September 14, 2005.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting to be held September 14, 2005.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting to be held September 14, 2005.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting to be held September 14, 2005.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to Consolidated Financial Statements on Page F-1.

2. Financial Statement Schedule.

Valuation and Qualifying Accounts S-1

3. List of Exhibits.

We hereby file as part of, or incorporate by reference into, this Annual Report on Form 10-K the exhibits listed on the index to exhibits immediately following the Financial Statements.

(b) We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c) We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /s/ ANIL K. SINGHAL

Anil K. Singhal
President, Chief Executive Officer, Treasurer and Director

Date: June 3, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ ANIL K. SINGHAL **Anil K. Singhal**	President, Chief Executive Officer, Treasurer and Director (Principal Executive Officer)	June 3, 2005
/s/ NARENDRA V. POPAT **Narendra V. Popat**	Chairman of the Board and Secretary	June 3, 2005
/s/ DAVID P. SOMMERS **David P. Sommers**	Senior Vice President, General Operations and Chief Financial Officer (Principal Financial Officer)	June 3, 2005
/s/ LISA A. FIORENTINO **Lisa A. Fiorentino**	Vice President, Finance and Administration and Chief Accounting Officer (Principal Accounting Officer)	June 3, 2005
/s/ VICTOR DEMARINES **Victor DeMarines**	Director	June 3, 2005
/s/ JOHN R. EGAN **John R. Egan**	Director	June 3, 2005
/s/ JOSEPH G. HADZIMA, JR. **Joseph G. Hadzima, Jr**	Director	June 3, 2005
/s/ VINCENT J. MULLARKEY **Vincent J. Mullarkey**	Director	June 3, 2005
/s/ KENNETH T. SCHICIANO **Kenneth T. Schiciano**	Director	June 3, 2005

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm F-2

Consolidated Balance Sheets as of March 31, 2005 and 2004 . . . . . F-4

Consolidated Statements of Operations for the Three Years Ended March 31, 2005, 2004 and 2003 . . . . . F-5

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Three Years Ended March 31, 2005, 2004 and 2003 . . . . . F-6

Consolidated Statements of Cash Flows for the Three Years Ended March 31, 2005, 2004 and 2003 . . . . . F-7

Notes to Consolidated Financial Statements F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of NetScout Systems, Inc.:

We have completed an integrated audit of NetScout Systems, Inc.'s 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in

accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
June 3, 2005

NetScout Systems, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2005	March 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 57,070	$ 19,011
Marketable securities	26,793	50,432
Accounts receivable, net of allowance for doubtful accounts of $34 and $40 at March 31, 2005 and 2004, respectively	11,886	10,851
Inventories	3,114	3,366
Refundable income taxes	1,399	2,102
Deferred income taxes	2,356	1,667
Prepaids and other current assets	3,003	2,175
Total current assets	105,621	89,604
Fixed assets, net	6,011	5,415
Goodwill, net	28,839	28,839
Capitalized software development costs, net	221	884
Deferred income taxes	7,586	8,378
Long-term marketable securities	—	6,016
Other assets	9	45
Total assets	$148,287	$139,181
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,520	$ 1,984
Accrued compensation	6,385	4,481
Accrued other	2,976	2,140
Income taxes payable	—	490
Deferred revenue	17,680	15,968
Total current liabilities	29,561	25,063
Deferred revenue	1,277	1,006
Total liabilities	30,838	26,069
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2005 and 2004	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 34,892,273 and 34,584,577 shares issued and 30,689,050 and 30,381,354 shares outstanding at March 31, 2005 and 2004, respectively	35	34
Additional paid-in capital	112,286	110,683
Accumulated other comprehensive (loss) income	(130)	7
Treasury stock at cost, 4,203,223 shares at March 31, 2005 and 2004	(26,490)	(26,490)
Retained earnings	31,748	28,878
Total stockholders' equity	117,449	113,112
Total liabilities and stockholders' equity	$148,287	$139,181

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year ended March 31,		
	2005	2004	2003
Revenue:			
Product	$51,352	$41,442	$41,696
Service	32,124	28,331	24,527
License and royalty	1,738	1,761	5,435
Total revenue	85,214	71,534	71,658
Cost of revenue:			
Product	16,251	13,135	13,282
Service (including stock-based compensation of $-, $2 and $6, respectively)	4,384	4,243	4,565
Total cost of revenue	20,635	17,378	17,847
Gross profit	64,579	54,156	53,811
Operating expenses:			
Research and development (including stock-based compensation of $-, $118 and $821, respectively)	16,789	14,704	17,100
Sales and marketing (including stock-based compensation of $-, $16 and $65, respectively)	36,889	34,362	33,380
General and administrative (including stock-based compensation of $-, $- and $6, respectively)	8,121	6,524	7,447
Amortization of other intangible assets	—	272	1,088
Total operating expenses	61,799	55,862	59,015
Income (loss) from operations	2,780	(1,706)	(5,204)
Interest income and other expense, net	1,039	694	1,145
Income (loss) before income tax expense (benefit)	3,819	(1,012)	(4,059)
Income tax expense (benefit)	949	(467)	(1,520)
Net income (loss)	$ 2,870	$ (545)	$ (2,539)
Basic net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)
Diluted net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)
Shares used in computing:			
Basic net income (loss) per share	30,572	30,155	29,897
Diluted net income (loss) per share	31,521	30,155	29,897

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands, except share and per share data)

	Common stock Voting		Additional Paid in Capital	Accumulated Other Comprehensive Income	Deferred Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Par Value							
Balance, March 31, 2002	33,787,262	34	107,529	—	(1,063)	(25,755)	31,962	112,707	
Net loss							(2,539)	(2,539)	$(2,539)
Net unrealized investment gains				7				7	7
Comprehensive income, net of tax of $0									$(2,532)
Issuance of common stock pursuant to exercise of options	204,904	—	318					318	
Issuance of common stock pursuant to employee stock purchase plan	159,728	—	664					664	
Amortization of deferred compensation					898			898	
Reversal of deferred compensation upon termination of employees			(33)		33			—	
Tax benefits of disquailifying dispositions of incentive stock options			357					357	
Release of common stock held in escrow						(611)		(611)	
Balance, March 31, 2003	34,151,894	34	108835	7	(132)	(26366)	29423	111801	
Net loss							(545)	(545)	$ (545)
Net unrealized investment gains (losses)				—				—	—
Comprehensive income, net of tax of $0									$ (545)
Issuance of common stock pursuant to exercise of options	235,280	—	1,049					1,049	
Issuance of common stock in exchange for services	2,000	—	9					9	
Issuance of common stock pursuant to employee stock purchase plan	195,403	—	444					444	
Amortization of deferred compensation					127			127	
Reversal of deferred compensation upon termination of employees			(5)		5			—	
Tax benefits of disquailifying dispositions of incentive stock options			351					351	
Repurchase of common stock as treasury						(124)		(124)	
Balance, March 31, 2004	34,584,577	$ 34	$110,683	$ 7	$ —	$(26,490)	$28,878	$113,112	
Net income							2,870	2,870	$ 2,870
Net unrealized investment gains (losses)				(137)				(137)	(137)
Comprehensive income, net of tax of $0									$ 2,733
Issuance of common stock pursuant to exercise of options	165,552	1	743					744	
Issuance of common stock pursuant to employee stock purchase plan	142,144	—	744					744	
Tax benefits of disquailifying dispositions of incentive stock options			116					116	
Balance, March 31, 2005	34,892,273	$ 35	$112,286	$(130)	$ —	$(26,490)	$31,748	$117,449	

NetScout Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands, except share and per share data)

	Year ended March 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ 2,870	$ (545)	$ (2,539)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation	2,718	3,162	3,807
Amortization of other intangible assets	—	272	1,088
Amortization of capitalized software	663	441	—
Loss on disposal of fixed assets	104	61	32
Loss on write-off of note receivable	—	—	1,019
Compensation expense associated with equity awards	—	136	898
Deferred income taxes	219	(261)	(166)
Changes in assets and liabilities:			
Accounts receivable, net	(1,035)	1,055	1,026
Inventories	252	(384)	716
Refundable income taxes	703	(333)	(1,769)
Prepaids and other current assets	(842)	(98)	(45)
Other assets	36	(45)	—
Accounts payable	536	581	(1,053)
Accrued compensation and other expenses	2,740	1,144	(3,013)
Income taxes payable	(490)	(53)	1
Deferred revenue	1,983	732	3,139
Net cash provided by operating activities	10,457	5,865	3,141
Cash flows from investing activities:			
Purchases of marketable securities	(68,573)	(129,221)	(96,226)
Proceeds from maturity of marketable securities	98,105	100,226	118,717
Purchase of fixed assets	(3,418)	(1,726)	(2,123)
Capitalized software development costs	—	(1,325)	—
Net cash provided by (used in) investing activities	26,114	(32,046)	20,368
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,488	1,493	982
Repurchase of common stock as treasury stock	—	(124)	—
Net cash provided by financing activities	1,488	1,369	982
Net increase (decrease) in cash and cash equivalents	38,059	(24,812)	24,491
Cash and cash equivalents, beginning of year	19,011	43,823	19,332
Cash and cash equivalents, end of year	$ 57,070	$ 19,011	$ 43,823
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 124	$ 4	$ 23
Cash paid for income taxes	612	254	483
Non-cash financing activities:			
Tax benefits of disqualifying dispositions of incentive stock options recorded to additional paid-in capital	$ 116	$ 351	$ 357
Release of common stock held in escrow in connection with NextPoint acquisition	—	—	611

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share data)

1. Nature of Business

NetScout Systems, Inc. ("NetScout") designs, develops, manufactures, markets, sells and supports a family of integrated products that enable performance and optimization of complex, high-speed networks, including the ability to efficiently deliver critical business applications and content to end-users. We manufacture and market these products in an integrated hardware and software solution that is used by enterprise, large governmental agencies and service providers worldwide. We manage our business as a single operating segment, and substantially all of our identifiable assets are located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, allowances for doubtful accounts, valuation of inventories, valuation of goodwill, capitalization of software development costs and internal use software, and income taxes. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash, Cash Equivalents and Marketable Securities

NetScout accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provision of SFAS No. 115, NetScout has classified its investments as "available-for-sale", which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills.

At March 31, 2005 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which it invests.

Restricted Investment

NetScout has a restricted investment account related to a deferred compensation plan of $986, which is included in prepaid and other current assets. At March 31, 2005 and 2004, there were unrealized losses of $18 and $4, respectively, recorded as other comprehensive income (loss), net of $0 tax.

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable.

For multi-element arrangements, each element of the arrangement is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor specific objective evidence of fair value of the element and the remaining portion of the fee is allocated to the delivered elements (i.e., generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor specific objective evidence of fair value is based on the price customers pay when the element is sold separately.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides three months of software support and 12 months of hardware support as part of product sales. Revenue from software support is deferred and recognized ratably over the three-month support period. Revenue from hardware support is deferred and recognized ratably over the 12-month support period. In addition, customers can elect to purchase extended support agreements, typically for 12-month periods. Revenue from these agreements is deferred and recognized ratably over the support period. Revenue from consulting and training is recognized as the work is performed.

License and royalty revenue consists primarily of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. License revenue is recognized when delivery has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or determinable and collection is probable. Royalty revenue is recognized based upon reported product shipments by the license holder.

Concentration of Credit Risk and Significant Customers

The carrying value of NetScout's financial instruments, which include cash, cash equivalents, short-term marketable securities, accounts receivable and accounts payable are carried at their approximate fair values due to their short-term maturities. Long-term marketable securities are stated at fair value based on quoted market prices. In reference to the Company's accounts receivables, management believes the Company's credit practices are prudent and reflect normal industry terms and business risk. At March 31, 2005, no one customer accounted for more than 10% of our accounts receivable balance. At March 31, 2004, one customer accounted for approximately 10% of our accounts receivable balance. No customer accounted for more than 10% of NetScout's total revenue during the fiscal years ended March 31, 2005 and 2004. One customer accounted for approximately 10% of NetScout's total revenue during the fiscal year ended March 31, 2003. Historically, we have not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future, and, accordingly, we do not require collateral from our customers.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

In July 2000, NetScout recorded goodwill and other intangible assets using the purchase method in connection with the acquisition of NextPoint Networks, Inc. ("NextPoint"). Other intangible assets acquired consist of customer base, assembled workforce and completed technology. Until March 31, 2002, all goodwill and other intangible assets were amortized on a straight-line basis over a period of two to five years. NetScout adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on April 1, 2002. Accordingly, NetScout reclassified the remaining un-amortized assembled workforce intangible asset to goodwill and ceased amortization of goodwill on that date. NetScout concluded that it had one reporting unit and assigned the entire balance of goodwill to this reporting unit for purposes of performing an annual impairment.

NetScout assesses goodwill for impairment at least annually, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. The Company's primary measurement to assess goodwill for impairment is to compare the Company's period ending market value to total stockholders' equity. If the salvage value of stockholders' equity was to exceed market value as of the period ending, the Company's goodwill would potentially be impaired and would require the Company to pursue a more in depth analysis to determine if impairment has actually occurred. At March 31, 2005, NetScout believes that there has been no impairment of goodwill.

Capitalized Software Development Costs and Internal Use Software

Costs incurred in the research and development of NetScout's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter until the related software products are available for first customer shipment. During the fiscal year ended March 31, 2004, NetScout capitalized $1.3 million. No costs were capitalized during the fiscal year ended March 31, 2005. Beginning in August 2003 we commenced amortization of capitalized software development costs on a straight-line basis over a two-year period. Amortization of capitalized software development costs were $663, $442, and $0 for the fiscal years ended March 31, 2005, 2004 and 2003, respectively.

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made. NetScout believes that there is no additional adjustment to amortization required at this time.

NetScout is implementing a new Enterprise Resource Planning ("ERP") system in order to manage the growth and increasing complexity of our business and to enhance the effectiveness and efficiency of our internal control over financial reporting. Certain costs that are incurred in the procurement and development of this ERP system are capitalized in accordance with SOP 98-1 ("Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Preliminary project planning costs associated with the project were expensed as incurred. Once we executed contracts with third parties and committed to obtain the software system, capitalization began. Capitalized costs to date include fees paid for the purchase of software, fees paid to third parties to develop the software during the application development stage, and payroll and payroll related costs for employees who are directly associated with and devote time to the software project. General and administrative costs and overhead costs are not capitalized. As of March 31, 2005, capitalized software for the ERP system totaled $403,000.

2. Summary of Significant Accounting Policies (Continued)

Amortization of internal use software will be recorded on a straight-line basis over five years once the project is substantially complete and ready for its intended use, which is expected to be in the first half of fiscal year 2007.

Stock-Based Compensation

NetScout accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. NetScout has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment to FAS No. 123". All stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Had compensation cost for NetScout's option plans been determined based on the fair value at the grant dates, as prescribed in SFAS No. 148, NetScout's net income (loss) and basic and diluted net income (loss) per share on a pro forma basis would have been as follows:

	Year ended March 31,		
	2005	2004	2003
Net income (loss) as reported	$ 2,870	$ (545)	$ (2,539)
Add: stock–based compensation under APB No. 25	—	136	898
Deduct: stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(4,461)	(8,771)	(13,206)
Pro forma net loss	$(1,591)	$(9,180)	$(14,847)
Basic and diluted net loss per share:			
As reported	$ 0.09	$ (0.02)	$ (0.08)
Pro forma	$ (0.05)	$ (0.30)	$ (0.50)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year ended March 31,		
Option Plans	2005	2004	2003
Expected option term for options granted in the Exchange Offer	—	—	1 to 4 years
Expected option term	4 years	4 years	4 years
Risk-free interest rate for options granted in the Exchange Offer	—	—	2.8%
Weighted average risk-free interest rate	3.6%	3.0%	3.3%
Expected volatility	100%	100%	100%
Dividend yield	—	—	—
Weighted average fair value	$ 4.53	$ 1.96	$ 3.71

	Year ended March 31,		
Stock Purchase Plan	2005	2004	2003
Expected option term	0.5 years	0.5 years	0.5 years
Weighted average risk-free interest rate	1.8%	1.8%	1.3%
Expected volatility	100%	100%	100%
Dividend yield	—	—	—
Weighted average fair value	$ 2.39	$ 1.70	$ 1.56

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

Assets and liabilities of subsidiaries outside the U.S. are translated into U.S. dollars using exchange rates that are historical or in effect as of the balance sheet date in accordance with SFAS No. 52, "Foreign Currency Translation." The effects of these foreign currency translation adjustments are included in the consolidated statements of operations since our foreign operations are an extension of our domestic operations. Revenue attributable to foreign locations are contracted in U.S. dollars, and as a result, there are no foreign currency gains or losses related to these transactions. Foreign subsidiary expense accounts are translated at the foreign exchange rate in effect at the time the transaction was recorded.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was approximately $31, $21 and $5 for the years ended March 31, 2005, 2004 and 2003, respectively.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) adjustments typically consist of unrealized gains and losses on marketable securities and restricted investment. Other comprehensive income (loss) for the fiscal years ended March 31, 2005, 2004, and 2003 is as follows:

	Year ended March 31,		
	2005	2004	2003
Net income (loss)	$2,870	$(545)	$(2,539)
Unrealized gains (loss) on marketable securities and restricted investments, net of $0 tax	(137)	(0)	7
Other comprehensive income (loss)	$2,733	$(545)	$(2,532)

Income Taxes

NetScout accounts for its income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Income tax expense (benefit) is comprised of the current tax liability and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net income per share is computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock from the assumed exercise of stock options and shares of common stock subject to repurchase using the "treasury stock" method.

2. Summary of Significant Accounting Policies (Continued)

Recently Issued Accounting Pronouncements

In March 2004, the EITF reached a consensus on EITF No. 03-1, "The Meaning of Other-Than Temporary Impairment and its Application to Certain Investments." EITF No. 03-1 addresses disclosures about unrealized losses on available-for-sale debt and equity securities and the evaluation of other-than temporary impairment related to securities accounted for under FASB Statements No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The provisions of EITF No. 03-1 are effective for other-than temporary impairment evaluations and disclosures in fiscal periods beginning after June 15, 2004. The adoption of EITF No. 03-1 had no impact on NetScout's financial position or operating results.

In September 2004, the EITF reached a consensus that EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share" will be effective for periods ending after December 15, 2004. EITF No 04-8 states that contingently convertible securities ("Co-Cos") should be treated the same as other convertible securities and included in diluted EPS computations (if dilutive), regardless of whether market price conversion triggers have been met. The potential shares associated with Co-Cos should be included in diluted EPS using the if-converted method or the net share settlement method (often referred to as the treasury stock method), depending on the means used to settle the conversion feature. The adoption of EITF No. 04-8 had no impact on NetScout's financial position or operating results.

In December 2004, the FASB issued SFAS No.123(R), "Share-Based Payment". This statement will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". Statement 123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees as the preferred methodology. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers) will be required to apply SFAS No. 123(R) as of the annual reporting period that begins after June 15, 2005. In May 2005 NetScout approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all of such options shall become fully exercisable on March 31, 2006. The purpose of this acceleration was to enable NetScout to avoid recognizing stock-based compensation expense associated with these options in future periods in our consolidated statements of operations upon the adoption of SFAS No. 123(R), which becomes effective for NetScout on April 1, 2006. Irrespective of these accelerations, SFAS No. 123(R) will impact NetScout's financial statements upon adoption. Irrespective of these accelerations, NetScout is continuing to evaluate this financial statement impact.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—Amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. NetScout does not expect the adoption of SFAS No. 151 will have a material effect on our financial position or operating results.

2. Summary of Significant Accounting Policies (Continued)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets—Amendment of ABP Opinion No. 29. SFAS No. 153 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged and it eliminates the narrow exceptions for non-monetary exchanges of similar productive assets and replaces it with a broader exception for exchanges of non-monetary assets that do not have "commercial substance." The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. NetScout does not expect the adoption of SFAS No. 153 will have a material effect on our financial position or operating results.

The FASB has issued two FASB Staff Positions ("FSP") that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 (the "AJCA") that was signed into law on October 22, 2004. The AJCA provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The AJCA also provides for temporary dividend deductions equal to 85% of cash dividends received during the tax year from controlled foreign corporations and invested in the United States. The result of this legislation could affect how companies report their deferred income tax balances. The first FSP, FSP SFAS 109-1, concludes that the tax relief from the qualified domestic production activities should be accounted for as a "special deduction" as described in FASB Statement No. 109, "Accounting for Income Taxes." The second FSP, FSP SFAS 109-2, gives a company additional time to evaluate the effects of the AJCA on any plan for reinvestment or repatriation of foreign earning for purposes of applying FASB Statement No. 109. NetScout has not yet completed its evaluation of the provisions of the AJCA. The repatriation of foreign earnings would not have a material effect on NetScout's consolidated financial statements. NetScout does not anticipate the repatriation of foreign earnings to the United States in the future.

3. Marketable Securities

The following is a summary of marketable securities held by NetScout at March 31, 2005, with maturity dates of April 2005 through March 2006:

	Amortized Costs	Unrealized Gains (Losses)	Fair Value
U.S. government and municipal obligations	$10,031	$(130)	$ 9,901
Commercial paper	17,878	—	17,878
Less restricted investment	1,004	(18)	986
Marketable securities	$26,905	$(112)	$26,793
Short-term marketable securities			$26,793
Long-term marketable securities			$ —

3. Marketable Securities (Continued)

The following is a summary of marketable securities held by NetScout at March 31, 2004, with maturity dates of April 2004 through June 2006:

	Amortized Costs	Unrealized Gains (Losses)	Fair Value
U.S. government and municipal obligations	$16,219	$ 7	$16,226
Commercial paper	40,906	—	40,906
Less restricted investment	688	(4)	684
Marketable securities	$56,437	$ 11	$56,448
Short-term marketable securities			$50,432
Long-term marketable securities			$ 6,016

4. Inventories

Inventories are stated at actual cost. Cost is determined by using the first-in, first-out ("FIFO") method. Inventories consist of the following:

	March 31,	
	2005	2004
Raw materials	$2,635	$2,545
Work in process	33	70
Finished goods	446	751
	$3,114	$3,366

5. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life in Years	March 31,	
		2005	2004
Furniture and fixtures	3-7	$ 2,068	$ 2,057
Computer equipment and purchased software	3	18,902	16,603
Demonstration and spare part units	2	1,758	1,330
Leasehold improvements	4-12	3,376	3,214
		26,104	23,204
Less—accumulated depreciation		(20,093)	(17,789)
		$ 6,011	$ 5,415

Depreciation expense on fixed assets for the years ended March 31, 2005, 2004 and 2003 was $2,718, $3,162, and $3,807, respectively.

6. Goodwill and Other Long-Lived Assets

Goodwill and Other Intangible Assets

NetScout adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal year ended March 31, 2003. Prior to the adoption of SFAS No. 142, the net carrying amount of goodwill was $28,770. In accordance with the provisions of SFAS No. 142, NetScout reclassified its assembled workforce intangible net asset of $69 to goodwill, which increased goodwill to $28,839.

Note Receivable

NetScout wrote-off $1,019 related to a long-term note receivable during the fiscal year ended March 31, 2003. This write-off was based on management's assessments of the uncollectability of this note receivable.

7. Line of Credit

At March 31, 2005, NetScout had a revolving line of credit with a bank under which we can borrow up to $10,000 based upon a percentage of eligible accounts receivable. This line of credit will expire on June 6, 2005; however, the Company plans to renew the line of credit for another year. Borrowings under the line are payable on demand and bear interest at the bank's prime rate (5.75% at March 31, 2005.) NetScout's accounts receivable and inventory collateralize the line of credit. Under the terms of the agreement, NetScout is required to comply with certain financial covenants, which require that NetScout maintain minimum amounts of liquidity, the most restrictive of which is a minimum tangible net worth which requires NetScout to maintain a minimum tangible net worth of no less than $70 million. NetScout was in compliance with all financial covenants at March 31, 2005. No borrowings were outstanding under the line of credit at March 31, 2005. Under the terms of its current principal office lease, NetScout is required to maintain a letter of credit totaling $3,159.

8. Net Income (Loss) Per Share

Calculations of the basic and diluted net income (loss) per common share and potential common shares are as follows:

	Year ended March 31,		
	2005	2004	2003
Basic:			
Net income (loss) applicable to common stockholders	$ 2,870	$ (545)	$ (2,539)
Weighted average common shares outstanding	30,571,862	30,154,895	29,897,207
Basic net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)
Diluted:			
Net income (loss) applicable to common stockholders	$ 2,870	$ (545)	$ (2,539)
Weighted average common shares outstanding	30,571,862	30,154,895	29,897,207
Stock options	948,908	—	—
Diluted weighted average shares	31,520,770	30,154,895	29,897,207
Diluted net income (loss) per share	$ 0.09	$ (0.02)	$ (0.08)

8. Net Income (Loss) Per Share (Continued)

The following table sets forth stock options which under the treasury method are excluded from the calculation of diluted net loss per share since the inclusion would be antidilutive:

	Year ended March 31,		
	2005	2004	2003
Stock options	1,454,686	4,758,963	2,359,393

9. Capital Stock

Treasury Stock

On September 17, 2001, NetScout announced an open market stock repurchase program to purchase up to one million shares of outstanding NetScout common stock, subject to market conditions and other factors. Any purchase under NetScout's stock repurchase program may be made from time to time without prior notice. During fiscal year ended March 31, 2005 and 2004 NetScout repurchased 0 and 34,000 shares, respectively. As of March 31, 2005, NetScout has repurchased 158,000 shares of common stock under this program.

10. Stock Plans

1990 Stock Option Plan

In October 1990, NetScout adopted the 1990 Stock Option Plan. The 1990 Stock Option Plan provides for the granting of incentive and non-qualified stock options to employees, directors and consultants of NetScout. The 1990 Stock Option Plan, as amended, allows for the issuance of options to purchase up to 4,514,666 shares of non-voting common stock. The Board of Directors determines the term of each option, option price, and number of shares for which each option is granted and the rate at which each option is exercisable, generally over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). No additional option grants will be made under the 1990 Stock Option Plan.

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan (the "1999 Stock Option Plan"). The 1999 Stock Option Plan provides for the grant of stock-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout may grant options that are intended to qualify as incentive stock options, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of NetScout. The 1999 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1999 Stock Option Plan, the Compensation Committee has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock subject to the award. Options generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). A total of 9,500,000 shares of common stock are reserved for issuance under the 1999 Stock Option Plan.

1997 and 2000 Incentive Plans

In July 2000, NetScout assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan and all outstanding options which had been issued pursuant to each plan as part of the acquisition of NextPoint.

10. Stock Plans (Continued)

Options to purchase shares of NextPoint common stock were converted into options to purchase shares of NetScout common stock. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only fifty percent (50%) of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

Offer to Exchange

On November 8, 2002, NetScout commenced an option exchange program (the "Exchange Offer") whereby employees who held stock options granted under the 1999 Stock Option Plan and Incentive Plan and/or the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by NetScout in connection with the acquisition of NextPoint with an exercise price of $10.00 or greater per share were given the opportunity to tender such options for new stock options to be granted by NetScout. Participants who elected to participate in the Exchange Offer were also required to exchange any other options granted to him or her in the six months immediately prior to the commencement date of the Exchange Offer. Other than the Chief Executive Officer and the Chairman of the Board of Directors of NetScout, all employees of NetScout and its subsidiaries holding eligible option grants were eligible to participate in the Exchange Offer. On December 9, 2002, the Exchange Offer expired. Outstanding options to purchase 2,142,723 shares of common stock were accepted for exchange and cancelled.

The exercise price of all new options granted under the offer was equal to the per share market price of NetScout's common stock as reported by the Nasdaq National Market at the close of trading on the date of grant. On June 13, 2003, NetScout granted options to purchase 2,048,599 shares of common stock at an exercise price of $4.22 per share in accordance with the Exchange Offer.

Transactions under the 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans during the fiscal years ended March 31, 2003, 2004 and 2005 are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding-March 31, 2002	4,704,731	$12.63
Granted	512,100	$ 5.27
Exercised	(204,904)	$ 1.55
Canceled	(2,652,534)	$16.30
Outstanding-March 31, 2003	2,359,393	$ 7.88
Granted	2,871,449	$ 5.07
Exercised	(235,280)	$ 4.46
Canceled	(236,599)	$ 7.90
Outstanding-March 31, 2004	4,758,963	$ 6.35
Granted	454,200	$ 6.35
Exercised	(165,552)	$ 4.49
Canceled	(346,868)	$11.85
Outstanding-March 31, 2005	4,700,743	$ 6.01

10. Stock Plans (Continued)

The following tables summarizes information about options outstanding and exercisable at March 31, 2005:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.27 to 2.50	163,026	2.4	$ 2.41	163,026	$ 2.41
$3.01 to 5.00	2,255,312	5.4	$ 4.20	1,654,849	$ 4.19
$5.04 to 7.40	1,163,875	7.5	$ 5.76	679,392	$ 5.58
$7.60 to 11.25	865,311	8.0	$ 8.23	382,483	$ 8.56
$13.44 to 14.94	93,031	5.1	$13.72	93,031	$13.72
$15.13 to 19.25	66,000	5.8	$15.32	66,000	$15.32
$20.50 to 28.94	94,188	5.2	$24.04	94,188	$24.04
	4,700,743	6.3	$ 6.01	3,132,969	$ 6.05

As of March 31, 2005, there were 4,882,581 shares of common stock available for grant under the NetScout 1999 Stock Option Plan. As of March 31, 2004, options to purchase 4,995,602 shares of common stock, with a weighted average exercise price of $6.61, were exercisable under the NetScout 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans. As of March 31, 2003, options to purchase 1,257,832 shares of common stock, with a weighted average exercise price of $8.40, were exercisable under the 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans.

In July 2000, as a part of the NextPoint acquisition, NetScout recorded $980 of deferred compensation, which was charged to NetScout's results of operations over the remainder of the vesting periods, generally from one to four years. For the years ended March 31, 2004 and 2003, NetScout recorded $127 and $203 of compensation expense related to these options and $5 and $6 of deferred compensation was reversed due to termination of employees, respectively. Also, as part of the NextPoint acquisition, 267,602 shares of NetScout common stock were reserved and were released during a two-year period subsequent to the acquisition to two founding shareholders of NextPoint as they continued employment at NetScout. NetScout recorded $4.0 million as deferred compensation related to the reserved shares, which were amortized to stock-based compensation expense over the two-year period of employment. For the year ended March 31, 2003, NetScout recorded $637 as compensation expense related to these reserved shares, respectively.

In July of 2003 a non-employee director of a NetScout subsidiary was awarded 2,000 shares of NetScout common stock at $.001 per share. NetScout recorded $9 of stock-based compensation expense for the year ended March 31, 2004.

Employee Stock Purchase Plan

In April 1999, NetScout adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). The 1999 Purchase Plan is administered by the Compensation Committee. All employees of NetScout whose customary employment is for more than 20 hours per week and for more than three months in any calendar year are eligible to participate in the 1999 Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of NetScout's stock immediately after the grant of the option may not participate in the 1999 Purchase Plan. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Employee Stock Purchase Plan. In September 2003, at the annual meeting of stockholders, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Employee Stock Purchase Plan.

NetScout Systems, Inc.

Notes to Consolidated Financial Statements—(Continued)
(In thousands, except share and per share data)

11. Retirement Plan

In 1996, NetScout established a 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, pursuant to which NetScout matches 25% of the employee's contribution up to 6% of the employee's salary. In January 2001, the plan was amended to increase the NetScout match to 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $746, $710 and $703 to the plan for the years ended March 31, 2005, 2004 and 2003, respectively.

12. Income Taxes

Income (loss) before income tax expense (benefit) consisted of the following:

	Year ended March 31,		
	2005	2004	2003
Domestic	$3,144	$(1,696)	$(4,541)
Foreign	675	684	482
	$3,819	$(1,012)	$(4,059)

The components of the income tax expense (benefit) are as follows:

	Year ended March 31,		
	2005	2004	2003
Current income tax expense (benefit):			
Federal	$ (7)	$ —	$ (666)
State	(88)	27	18
Foreign	204	219	156
	109	246	(492)
Deferred income tax expense (benefit):			
Federal	981	(532)	(769)
State	(141)	(181)	(259)
	840	(713)	(1,028)
	949	$(467)	$(1,520)

The components of net deferred tax assets are as follows:

	Year ended March 31,	
	2005	2004
Deferred tax assets (liabilities):		
Reserves	$ 290	$ 395
Accrued expenses	2,002	1,212
Depreciation	623	515
Deferred revenue	2,147	1,464
Intangible assets	(111)	(365)
Net operating loss carryforwards	3,678	5,717
Tax credit carryforwards	1,237	1,041
Other	76	67
	$9,942	$10,046

12. Income Taxes (Continued)

At March 31, 2005, NetScout had federal net operating loss carryforwards and federal and state research and development tax credits of approximately $10,509 and $1,195, respectively, available to offset future taxable income. These carryforwards begin to expire in fiscal year 2012.

For federal income tax purposes, a portion of our net operating loss and research and development tax credit carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal tax laws.

The income tax expense (benefit) computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year ended March 31,		
	2005	2004	2003
Statutory U.S. federal tax rate	35.0%	(35.0)%	(35.0)%
State taxes, net of federal tax benefit	2.0	1.2	(1.1)
Stock-based compensation expense	—	3.6	7.3
Research and development tax credits	(1.4)	(18.6)	(9.1)
Income tax loss contingency	(11.5)	—	—
Other	0.8	2.7	0.5
	24.9%	(46.1)%	(37.4)%

In the fiscal year ended March 31, 2005, we recorded a net income tax benefit of $440,000 as a result of the resolution of a federal income tax audit of fiscal years ended March 31, 2003, 2002, 2001, and 2000. This resulted in an (11.5%) impact on the estimated annual effective tax rate.

13. Commitments and Contingencies

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $3,963, $4,040 and $4,030 for the years ended March 31, 2005, 2004 and 2003, respectively.

Future non-cancelable minimum lease commitments (including copiers and automobiles) are as follows:

Year ending March 31,	
2006	$ 3,194
2007	3,157
2008	3,340
2009	3,322
2010	3,323
Remaining years	11,472
Total minimum lease payments	$27,808

Royalties

NetScout has a minimum royalty payment agreement with one of our royalty partners. The future minimum royalty payments due under our current contract are $75 at March 31, 2005.

Contingencies

From time to time NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims will not have a significant adverse effect on NetScout's financial position or results of operations.

13. Commitments and Contingencies (Continued)

Employment Agreements

In August 2004, NetScout amended employment agreements with two employee stockholders, which provide that each employee stockholder will receive a base salary of at least $250. During the term of this agreement, they will also be eligible to receive a year-end bonus based on company performance and individual objectives. Prior to this, in January 1999, NetScout amended employment agreements with the same two employee stockholders, which provided that each employee stockholder will receive a base salary of at least $250 and a year-end non-discretionary bonus of at least $250. For the fiscal years ended March 31, 2003 and 2004, no year-end bonus was paid to either of these two employee stockholders, as both individuals agreed to waive any right or entitlement to the year-end bonuses. The employment agreement is terminable at will but provides that if either employee's employment is terminated by NetScout without cause, or either decides to terminate his own employment for "good reason," as defined, each is entitled to receive severance benefits for three years as follows: (i) for the first twelve months following termination, the greater of $175 or base salary as of the date of termination; and (ii) for each subsequent twelve-month period, an amount equal to 120% of the amount received in the immediately preceding twelve months. Each employment agreement provides for a five-year term commencing June 1, 1994 with automatic one-year renewals.

Guarantor's Agreements

NetScout warrants that its software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes software embedded in the probes sold to customers, the standard warranty commences upon shipment and expires ninety (90) days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. Additionally, this warranty is subject to various exclusions, which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout or damage to hardware caused by a power surge or a force majeure event. The Company also warrants that all support services shall be performed in a good and workmanlike manner. The Company believes that its product and support services warranties are consistent with commonly accepted industry standards. No warranty cost roll-forward is presented since revenue associated with warranty is deferred at the time a sale and recognized over the warranty period, therefore, no warranty costs are accrued.

Contracts that NetScout enters into in the ordinary course of business may contain standard indemnification provisions. Pursuant to these agreements, the Company may agree to defend any third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. and/or EU patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU and/or OHIM trademark or intellectual property rights. Moreover, this indemnity may require NetScout to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for any reasonable attorney's fees incurred by them from the lawsuit.

On very limited occasions, the Company may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate the Company to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury and/or tangible property damage legally caused by negligently designed or manufactured products.

The term associated with these indemnification agreements is generally perpetual. The maximum potential amount of future payments that the Company could be required to pay arising from indemnification agreements may be limited to a certain monetary value. However, the monetary exposure associated with the majority of

13. Commitments and Contingencies (Continued)

these indemnification agreements is unlimited. Historically, the Company has incurred no costs to defend lawsuits or settle claims related to such indemnity agreements and believes the estimated fair value of these agreements is immaterial. If the Company were to have to defend a lawsuit and settle claims, the costs could potentially have a material impact on our financial results.

14. Geographic Information

Revenue was distributed geographically as follows:

	Year ended March 31,		
	2005	2004	2003
North America	$69,748	$57,868	$58,679
Europe—Middle East—Africa	11,405	9,906	10,245
Asia—Pacific	4,061	3,760	2,734
	$85,214	$71,534	$71,658

The North America revenue includes sales to North American resellers. These North American resellers may sell NetScout products to international locations. NetScout reports these shipments as North America revenue since NetScout ships the products to a North American location. Revenue attributable to locations outside of North America is a result of export sales. Substantially all of NetScout's identifiable assets are located in the United States of America.

15. Subsequent Events

On April 14, 2005, NetScout completed the acquisition of Quantiva, a provider of automated analytics solutions for application performance management. Under the terms of the agreement, the purchase price totaled approximately $9.3 million and was paid in cash. The acquisition of Quantiva is intended to extend NetScout's product offering with unique technology that automates the process of detecting and diagnosing application performance problems before they impact business critical services. Quantiva's patent pending technology uses real-time performance metrics to establish statistically detected behavior values using advanced modeling and analytics.

The acquisition will be accounted for using the purchase method of accounting and the results of operations of the acquired business since the date of acquisition will be included in our financial statements for the three-month period ending June 30, 2005. We are still in the process of performing our allocation of purchase price, but expect to assign a significant portion of the purchase price to identifiable intangibles and goodwill. The excess of the purchase price over the amounts allocated to assets will be recorded as goodwill. In accordance with current accounting standards, the goodwill will not be amortized and will be tested for impairment annually as required by SAS 142.

On May 4, 2005, NetScout approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all of such options shall become fully exercisable on March 31, 2006. Such options had been granted under NetScout's equity compensation plans and are held by NetScout's employees, including its executive officers. Substantially all of such options were "out-of-the-money" as of the time of the acceleration of vesting. Options to purchase 621,234 shares of common stock or 39% of NetScout's outstanding unvested options (of which options to purchase 112,938 shares or 7% of NetScout's outstanding unvested options are held by NetScout's executive officers) are subject to the acceleration. The weighted average exercise price of the options subject to the acceleration is $5.62.

15. Subsequent Events (Continued)

The purpose of the acceleration is to enable NetScout to avoid recognizing stock-based compensation expense associated with these options in future periods in our consolidated statements of operations, upon the adoption of FASB Statement No. 123R, Share-Based Payment, which becomes effective for NetScout on April 1, 2006. The stock-based compensation (pre-tax) expense that will be avoided for the financial statement periods commencing April 1, 2006 and ending December 31, 2008 amounts to approximately $2.4 million over the original vesting periods.

16. Results of Operations—Unaudited

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended 2004 and 2005. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003
Revenue	$22,628	$22,000	$20,489	$20,097	$19,526	$18,890	$17,515	$15,603
Gross profit	$16,843	$16,846	$15,511	$15,379	$14,881	$14,362	$13,135	$11,778
Net income (loss)	$ 610	$ 906	$ 1,057	$ 297	$ (177)	$ 184	$ —	$ (552)
Basic and diluted net income (loss) per share	$ 0.02	$ 0.03	$ 0.03	$ 0.01	$ (0.01)	$ 0.01	$ —	$ (0.02)

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Corporate Information

Board of Directors

Narendra V. Popat
Chairman of the Board
NetScout Systems, Inc.

Anil K. Singhal
President and Chief Executive Officer
NetScout Systems, Inc.

Victor A. DeMarines
President and Chief Executive Officer (Retired)
MITRE Corporation

John R. Egan
Managing Partner
Egan-Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Vincent J. Mullarkey
Chief Financial Officer and
Senior Vice President, Finance (Retired)
Digital Equipment Corporation

Kenneth T. Schiciano
Managing Director
TA Associates, Inc.

Executive Officers

Anil K. Singhal
Founder, President
and Chief Executive Officer

Narendra V. Popat
Founder and Chairman of the Board

David P. Sommers
Senior Vice President, General Operations
and Chief Financial Officer

Michael Szabados
Senior Vice President, Product Operations

John W. Downing
Vice President, Worldwide Sales Operations

Lisa A. Fiorentino
Vice President, Finance and Administration
and Chief Accounting Officer

Corporate Headquarters

310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com

Form 10-K

Shareholders may obtain copies of the exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's Web site www.sec.gov or by contacting NetScout Investor Relations or by visiting our Web site:

Investor Relations
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
www.netscout.com/investors

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 14, 2005.

Common Stock

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Stock Market under the symbol "NTCT."

Legal Counsel

Sullivan & Worcester LLP
Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Shareholder Inquiries:
Telephone (800) 288-9541
www.melloninvestor.com





NetScout®

310 Littleton Road
Westford, MA 01886 USA

Telephone (978) 614-4000
Fax (978) 614-4004

www.netscout.com